UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .......X..... Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ..................

List identifying information required to be furnished

by Diageo plc pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

1 – 31 July 2014

Information Required by/when

Public Announcements/Press The Stock Exchange, London

Announcement Diageo completes tender offer for 26% of USL. (2 July 2014)	Announcement Company announces changes to Executive Committee. (30 July 2014)

Announcement

Company notified of transactions in respect of the Diageo Share Incentive Plan and Ms Mahlan and persons discharging managerial responsibility (‘PDMRs’) inform the Company of their interests therein.

Dr Humer informs the Company of his beneficial interests

(10 July 2014)

Announcement Company announces preliminary results for year ended 30 June 2014. (31 July 2014)
Announcement Company releases interim blocklisting review. (16 July 2014)	Announcement Company announces total voting rights for July 2014. (31 July 2014)
Announcement Company announces appointment of Ms Nicola Mendelsohn to its Board as a non-executive director, effective 1 September 2014. (30 July 2014)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 8 August 2014	By: /s/ V Cooper
Name: V Cooper
Title: Senior Company Secretarial Assistant

Company	Diageo PLC
TIDM	DGE
Headline	Diageo completes tender offer for 26% of USL
Released	11:21 02-Jul-2014
Number	2001L11

RNS Number : 2001L

Diageo PLC

02 July 2014

DIAGEO COMPLETES TENDER OFFER FOR 26% OF USL

Diageo, through its wholly-owned subsidiary, Relay B.V., has accepted the tender of 37,785,214 shares in United Spirits Limited ("USL") at a price of INR 3,030 per share under the tender offer announced on 15 April 2014. The shares tendered and accepted by Diageo are in the process of being transferred to Relay B.V. and represent 26% of USL's issued share capital. The aggregate consideration for these shares is INR 114,489,198,420 (£1,117,990,248). Diageo's prior interest in USL was 28.78%, acquired for INR 65,742,163,642 (£726,550,972). Diageo, therefore, will have a total interest of 54.78% in USL acquired for a total consideration of INR 180,231,362,062 (£1,844,541,220). Diageo expects to fully consolidate the results of USL from 2 July 2014.

Details of the tender offer, and certain other matters relevant to Diageo's holding in USL through Relay B.V., were set out in Diageo's previous announcement on 15 April 2014 and in the Letter of Offer sent to USL shareholders and dated 27 May 2014, which are available on the website of the Securities and Exchange Board of India.

Ivan Menezes, Chief Executive of Diageo, said:

'Our announcement today is significant for Diageo. India has now become one of Diageo's largest markets and will be a major contributor to our growth ambitions. USL is the leading player in the attractive Indian spirits market with great brands, a unique route to consumer and talented people. We can now combine that strong platform with Diageo's strengths to create a compelling future in India for Diageo, USL and the Indian spirits industry.'

ENDS

For further information

Media relations

Kirsty King +44 (0) 20 8978 6855
press.office@diageo.com

Investor relations

Pier Falcione +44 (0) 20 8978 4838
Colette Wright +44 (0) 20 8978 1380
investor.relations@diageo.com

Important Information

This announcement is not intended to and does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for any securities in any jurisdiction. The tender offer was made solely pursuant to the terms of the letter of offer, which contained the full terms and conditions of the tender offer.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should observe any applicable requirements. This announcement has been prepared for the purpose of complying with the laws of the United Kingdom and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

Sources of information

Foreign exchange information included in this announcement is based on the actual exchange rates achieved by Diageo when implementing the relevant transaction.

This information is provided by RNS

The company news service from the London Stock Exchange

END

OUPLIFFTDRIFIIS

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:30 10-Jul-2014
Number	41529-8E0C

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 10 July 2014 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following director of the Company was allocated Ordinary Shares on 10 July 2014 under the Plan, by Diageo Share Ownership Trustees Limited (the

"Trustee"):

Name of Director	Number of Ordinary Shares

D Mahlan	11

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 July 2014 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	11

S Moriarty	11

L Wood	10

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £18.64.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch

Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 10 July 2014 that Dr FB Humer, a director of the Company, had purchased 444 Ordinary Shares on 10 July 2014 under an arrangement with the Company, whereby he has agreed to use an amount of £ 8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £18.64.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	53,641

D Mahlan	228,059 (of which 136,789 are held as ADS)

Name of PDMR	Number of Ordinary Shares

N Blazquez	72,676

S Moriarty	36,122

L Wood	2,401

V Cooper

Senior Company Secretarial Assistant

10 July 2014

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Blocklisting - Interim Review
Released	15:27 16-Jul-2014
Number	41524-1EDD

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

The FCA

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1. Name of company: Diageo plc

2. Name of scheme: Diageo (formerly Guinness) Executive Stock Option Scheme

3. Period of return: From 1 January 2014 to 30 June 2014

4. Number and class of share(s) (amount 916,286 of stock/debt security) not issued under scheme

5. Number of shares issued/allotted 0 under scheme during period:

6. Balance under scheme not yet issued/ 916,286 allotted at end of period

7. Number and class of share(s) (amount 5,500,000 (ref 2882 1994) of stock/debt securities) originally listed and the date of admission; 18,405,871 (1999)

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,754,218,534 (including 242,225,941 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside
Drive,	Park Royal, London, NW10 7HQ

Name:	Ash Syed Telephone: 020 8978 6000

Person making return Name: Victoria Cooper

Position: Senior Company Secretarial Assistant Signature: /s/ V Cooper

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

The FCA

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1. Name of company: Diageo plc

2. Name of scheme: Diageo (formerly Guinness) International Sharesave Scheme

3. Period of return: From 1 January 2014 to 30 June 2014

4. Number and class of share(s) (amount : 488,982 of stock/debt security) not issued under scheme

5. Number of shares issued/allotted 0 under scheme during period:

6. Balance under scheme not yet issued/ 488,982 allotted at end of period

7. Number and class of share(s) (amount 4,250,000 of stock/debt securities) originally listed and the date of admission;

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,754,218,534 (including 242,225,941 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside
Drive,	Park Royal, London, NW10 7HQ

Name:	Ash Syed Telephone: 020 8978 6000

Person making return Name: Victoria Cooper

Position: Senior Company Secretarial Assistant Signature: /s/ V Cooper

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

The FCA

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1. Name of company: Diageo plc

2. Name of scheme: Diageo Associated Companies Share Option Plan (otherwise known as the Diageo Associated Companies Share Plan).

3. Period of return: From 1 January 2014 to 30 June 2014

4. Number and class of share(s) (amount 282, 271 of stock/debt security) not issued under scheme

5. Number of shares issued/allotted 17, 310 under scheme during period:

6. Balance under scheme not yet issued/ 264, 961 allotted at end of period

7. Number and class of share(s) (amount 10.03.03 775,000 of stock/debt securities) originally listed and the date of admission; 02.05.13 300,000 ordinary shares of 28 101/108 pence

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,754,218,534 (including 242,225,941 treasury shares)

Contact for queries: Address:	Diageo plc, Lakeside
Drive,	Park Royal, London, NW10 7HQ

Name: Ash Syed	Telephone: 020 8978 6000

Person making return Name: Victoria Cooper

Position: Senior Company Secretarial Assistant Signature: /s/ V Cooper

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

The FCA

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1. Name of company: Diageo plc

2. Name of scheme: Grand Metropolitan Public Limited Company Executive Stock Option Scheme

3. Period of return: From 1 January 2014 to 30 June 2014

4. Number and class of share(s) (amount 66,459 of stock/debt security) not issued under scheme

5. Number of shares issued/allotted 0 under scheme during period:

6. Balance under scheme not yet issued/ 66,459 allotted at end of period

7. Number and class of share(s) (amount 10.6.92 of stock/debt securities) originally listed and the date of admission; 15.1.02 1,288,978

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,754,218,534 (including 242,225,941 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside
Drive,	Park Royal, London, NW10 7HQ

Name: Ash Syed	Telephone: 020 8978 6000

Person making return Name: Victoria Cooper

Position: Senior Company Secretarial Assistant Signature: /s/ V Cooper

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

The FCA

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1. Name of company: Diageo plc

2. Name of scheme: Grand Metropolitan Public Limited Company International Savings Related Share Option Scheme

3. Period of return: From 1 January 2014 to 30 June 2014

4. Number and class of share(s) (amount 52,982 of stock/debt security) not issued under scheme

5. Number of shares issued/allotted 0 under scheme during period:

6. Balance under scheme not yet issued/ 52,982 allotted at end of period

7. Number and class of share(s) (amount of stock/debt securities) originally 9.2.96 listed and the date of admission;

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,754,218,534 (including 242,225,941 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside
Drive,	Park Royal, London, NW10 7HQ

Name:	Ash Syed Telephone: 020 8978 6000

Person making return Name: Victoria Cooper

Position: Senior Company Secretarial Assistant Signature: /s/ V Cooper

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

The FCA

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1. Name of company: Diageo plc

2. Name of scheme: Diageo plc Associated Companies Share Incentive Plan

3. Period of return: From 1 January 2014 to 30 June 2014

4. Number and class of share(s) (amount 499, 607 of stock/debt security) not issued under scheme

5. Number of shares issued/allotted 0 under scheme during period:

6. Balance under scheme not yet issued/ 499,607 allotted at end of period

7. Number and class of share(s) (amount of stock/debt securities) originally 02.05.13 500,000 ordinary shares of listed and the date of admission; 28 101/108 pence

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,754,218,534 (including 242,225,941 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside
Drive,	Park Royal, London, NW10 7HQ

Name: Ash Syed	Telephone: 020 8978 6000

Person making return Name: Victoria Cooper

Position: Senior Company Secretarial Assistant Signature: /s/ V Cooper

Company	Diageo PLC
TIDM	DGE
Headline	Changes to Executive Committee
Released	07:00 30-Jul-2014
Number	6736N07

RNS Number : 6736N

Diageo PLC

30 July 2014

DIAGEO ANNOUNCES CHANGES TO EXECUTIVE COMMITTEE

Diageo has today announced changes to its Executive Committee which build on the changes made earlier in the year and further enhance the in-market accountability which will be key to delivery of Diageo's performance ambition.

Sam Fischer, currently Managing Director Diageo Greater China, will join the Executive Committee as President, Diageo Greater China and Asia.

Anand Kripalu, CEO United Spirits Limited (USL), will also join the Executive Committee. Both Sam and Anand will report to Nick Blazquez as President, Diageo Africa and Asia Pacific.

In addition to his current responsibility as President, Diageo Western Europe John Kennedy will take responsibility for Russia, Eastern Europe and Turkey as President, Diageo Europe.

These appointments will be effective 1 September 2014.

Diageo has also announced today, that Gilbert Ghostine has accepted a role outside Diageo and will be leaving the organisation on 30 September 2014. Gilbert has been with Diageo for 19 years in a number of roles, latterly as President, Diageo India and Greater China, and Chief Corporate Development Officer.

Ivan Menezes, Chief Executive said:

"The changes we have announced today signal a further shift in Diageo from an organisation based on regions to one which puts accountability in the markets. In addition they strengthen our executive team and enhance our focus on two key growth markets, China and India. I congratulate Sam and Anand on their promotion to the Executive Committee and look forward to seeing the further impact which Nick and John will have on Diageo's performance given their new and wider roles.

"In his time with Diageo, Gilbert has provided strong leadership to many areas of our business across North America, Europe, Africa, the Middle East and Asia Pacific. We wish him all the very best for the future."

ENDS

Enquiries

Media relations:

Kirsty King +44 (0) 208 978 6855

James Crampton +44 (0) 208 978 4613

press.office@diageo.com

Investor relations:

Catherine James +44 (0) 7803 854 550

Colette Wright +44 (0) 208 978 1380

Pier Falcione +44 (0) 208 978 4838

investor.relations@diageo.com

Notes to editors

Sam Fischer

Sam Fischer joined Diageo in 2007 as General Manager of IndoChina Regions where he established a Diageo-owned company importing premium spirits. In 2009 he was appointed Managing Director of Diageo South East Asia with responsibility for Diageo's business in the region including Singapore, Malaysia, Indonesia, Philippines, Thailand and Vietnam. He assumed the role of Managing Director Diageo Great China, a business encompassing in-market companies, joint ventures and distributor arrangements in Mainland China, Hong Kong, Taiwan and Macau in July 2013. Prior to Diageo, Sam held a number of senior managerial and commercial positions at Colgate Palmolive.

Anand Kripalu

Anand Kripalu was appointed Chief Executive Officer of United Spirits in May 2014 after being CEO-designate since October 2013. Formerly, Anand was President, India and South Asia at Mondelez International. In this position, Anand played a key role in leading Mondelez in India after the Cadbury acquisition by Kraft. He joined Cadbury India at the end of 2005 as Managing Director, Indian Sub-Continent and was subsequently appointed President, Cadbury Asia in October 2008. Prior to this, Anand worked in Unilever for 22 years.

As of 30 September 2014, the Diageo Executive Committee will comprise:

Ivan Menezes, Chief Executive

Deirdre Mahlan, Chief Financial Officer

Nick Blazquez, President, Diageo Africa and Asia Pacific

David Cutter, President, Global Supply and Procurement

Andy Fennell, President, Diageo Africa

Sam Fischer, President, Diageo Greater China and Asia

Alberto Gavazzi, President, Diageo Latin America and Caribbean

John Kennedy, President, Diageo Europe

Anand Kripalu, CEO United Spirits Limited

Charlotte Lambkin, Corporate Relations Director

Anna Manz, Group Strategy Director

Siobhan Moriarty, General Counsel

Syl Saller, Chief Marketing Officer

Larry Schwartz, President, Diageo North America

Leanne Wood, Human Resources Director

About Diageo

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JεB, Windsor, Buchanan's and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at www.diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere

This information is provided by RNS

The company news service from the London Stock Exchange

END

MSCRLMMTMBITTFI

Company	Diageo PLC
TIDM	DGE
Headline	Appointment to Board of Directors
Released	07:00 30-Jul-2014
Number	6602N07

RNS Number : 6602N

Diageo PLC

30 July 2014

DIAGEO ANNOUNCES APPOINTMENT TO ITS BOARD OF DIRECTORS

Diageo announces the appointment of Nicola Mendelsohn as a Non-Executive Director effective 1 September 2014. She will also join the Audit, the Nomination and the Remuneration Committees on appointment.

Nicola Mendelsohn is currently Vice President, EMEA of Facebook Inc., responsible for operations in the diverse region. Since joining Facebook in July 2013, Ms Mendelsohn has focused on increasing revenues through developing digital marketing solutions and strengthening relationships with the marketing community. Prior to her appointment to Facebook, Ms Mendelsohn was Executive Chairman of Karmarama advertising agency and held senior roles at Grey Communications and BBH.

Diageo Chairman Dr Franz Humer said:

"I am delighted Nicola is joining Diageo's Board. Her senior experience at the forefront of digital marketing and communications will be of great benefit to Diageo and its brands, as we seek to pursue long term profitable growth through innovation in all areas of our business. Additionally her reputation as one of the UK's leading businesswomen and her track record in championing women in business will be an inspiration to our people and the way that we work. I look forward to welcoming her."

ENDS

Enquiries

Media relations:

Kirsty King +44 (0) 208 978 6855

James Crampton +44 (0) 208 978 4613

press.office@diageo.com

Investor relations:

Catherine James +44 (0) 7803 854 550

Colette Wright +44 (0) 208 978 1380

Pier Falcione +44 (0) 208 978 4838

investor.relations@diageo.com

Notes to Editors

About Nicola Mendelsohn

Nicola Mendelsohn was appointed Vice President of Europe, Middle East and Africa region of Facebook in July 2013. Her focus since joining has been to make Facebook the digital marketing service of choice and in turn increase the revenues generated through advertising. She has done this through optimising advertising and strengthening Facebook's relationship with the marketing community.

Nicola has extensive experience in media, marketing and advertising. She spent five years as Executive Chairman of Karmarama advertising agency during which she also became the first female President of the Institute of Practitioners in Advertising. She has also held senior roles at Grey Communications and BBH.

Nicola is Industry Chair of the Government's Creative Industries Council alongside the Secretary of State for Business, Innovation and Skills and the Secretary of State for Culture, Media and Sport. She is also Director for Bailey's Women's Prize for Fiction.

She is married with four children.

About Diageo

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JεB, Windsor, Buchanan's and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at www.diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere.

This information is provided by RNS

The company news service from the London Stock Exchange

END

BOASEUFIUFLSELW

Company	Diageo PLC
TIDM	DGE
Headline	Preliminary Results
Released	07:00 31-Jul-2014
Number	8071N07

RNS Number : 8071N Diageo PLC 31 July 2014

Preliminary results, year ended 30 June 2014

Created a stronger business in a tougher environment

•	Net sales, up 0.4%, reflecting mixed performance; growth in North America, stability in Western Europe and weakness in emerging market economies

•	Fourth quarter net sales up 0.8%

•	Positive consumer trends in higher priced categories, Diageo’s reserve brands net sales were up 14% and targeted price increases drove 3ppt of positive price/mix

•	Operating margin improved 0.8ppt

•	Procurement driven savings, worth 4% of total marketing spend, more than offset the cost of increased activity, contributing 0.2ppt of the total margin improvement

•	Eps before exceptionals was down 7.6p to 95.5 pence per share as foreign exchange movements reduced eps by 10 pence per share

•	Free cash flow was £1,235 million

•	Recommended final dividend of 32.0 pence per share, up 9%

Ivan Menezes, Chief Executive, commenting on the year ended 30 June 2014

"This year our business has faced macroeconomic and market specific challenges that have impacted our top line performance. But we have gained share and expanded margin while continuing to invest in our brands, our markets and our people to create a stronger business that will deliver on the long term growth opportunities of this attractive industry.

Our regional performance has been mixed. In North America we have again delivered top line growth and significant margin expansion and our Western European business is now stable. Emerging market weakness, often currency related, but also including some specific issues, such as the anti extravagance measures in China, has led to weaker top line growth.

When I became CEO a year ago I aligned the business behind the key performance drivers which will deliver our strategy. We have made good progress. Reserve has performed strongly; innovation has driven incremental sales in all regions; route to consumer initiatives have been embedded across a number of markets with more to follow in fiscal 15; ruthless focus on driving out cost has driven margin improvement and we have reshaped the organisation and enhanced skills and capability across the whole team at Diageo. We have made progress in accelerating the performance of our premium core brands but these brands have been under pressure given the environment this year, although we have delivered share gains in a number of markets.

The tougher trading environment this year has confirmed my view that these six priorities give the business clarity and focus. We have simplified the organisation, freeing up everyone to act like an owner and sell or help to sell, changing behaviours across the business.

Therefore we start fiscal 15 as a more agile organisation, building on the changes in behaviours that have been made across the business this year. The catalysts for a near term recovery of consumer spend in the emerging markets are still weak however the future growth drivers for this industry, its aspirational nature as consumers in the emerging markets see increasing disposable income, are undiminished. Diageo has leading brand and market positions and financial strength and our recent acquisitions have given us a strong emerging market footprint. The opportunity for Diageo to realise our full potential and deliver our performance ambition remains an exciting one.”

Unless otherwise stated, commentary refers to organic movements.

1

RESULTS SUMMARY

For the year ended 30 June 2014

Key financial information

Key performance indicators		2014	2013 (restated)
Organic net sales growth	%	-	5
Organic operating margin improvement	basis points	77	78
Earnings per share before exceptional items	pence	95.5	103.1
Free cash flow	£ million	1,235	1,452
Return on average invested capital	%	13.7	16.0

Other financial information		2014 Reported	2013 Reported (restated)	Organic growth %	Reported growth %
Volume	EUm	156.1	164.2	(2)	(5)
Net sales	£ million	10,258	11,303	-	(9)
Marketing spend	£ million	1,620	1,769	(1)	(8)
Operating profit before exceptional items (a)	£ million	3,134	3,479	3	(10)
Operating profit (b)	£ million	2,707	3,380		(20)
Reported tax rate	%	16.5	16.6		(1)
Reported tax rate before exceptional items	%	18.2	17.4		5
Profit attributable to parent company’s shareholders	£ million	2,248	2,452		(8)
Basic earnings per share	pence	89.7	98.0		(8)
Recommended full year dividend	pence	51.70	47.40		9

(a)	Operating profit before exceptional items includes attributable transaction and integration costs of £25 million (2013 – £8 million) in respect of business acquisitions.
(b)	Operating profit includes an exceptional charge of £427 million analysis for which is provided on page 21.

Organic growth by region	Volume		Net sales		Marketing spend		Operating profit(a)
	%	EUm	%	£ million	%	£ million	%	£ million
North America	(1)	(0.7)	3	108	2	10	8	107
Western Europe	-	(0.1)	-	(5)	-	(1)	-	2
Africa, Eastern Europe and Turkey	(5)	(1.9)	1	15	1	2	-	(2)
Latin America and Caribbean	(1)	(0.2)	2	27	1	2	3	9
Asia Pacific	(5)	(0.8)	(7)	(106)	(7)	(24)	(13)	(44)
Corporate	-	-	4	3	17	1	13	19
Diageo	(2)	(3.7)	-	42	(1)	(10)	3	91

(a)	Before exceptionals.

In the year ended 30 June 2014 Corporate reported net sales and net operating charges were £79 million (2013 – £76 million) and £130 million (2013 – £151 million) respectively. The reduction in net operating charges primarily comprised lower costs in respect of global functions.  For the reconciliation of reported to organic results, see page 41.

Inorganic movements	Volume	Net sales	Marketing spend	Operating profit
	EUm	£ million	£ million	£ million
Exchange rate movements (a)		(797)	108	(336)
Acquisitions and disposals (b)	(4)	(290)	31	(100)
Total	(4)	(1,087)	139	(436)

(a)	The exchange rate movement includes the translation of prior year reported results at current year exchange rates. Reported net sales and operating profit were significantly impacted by negative foreign exchange, driven by the strengthening of the pound against many currencies, in particular the Venezuelan bolivar, the US dollar, the Turkish lira and the South African rand. Using current exchange rates (£1 = $1.70; £1 = €1.26), the exchange rate movements for the year ending 30 June 2015 are estimated to adversely impact operating profit by approximately £160 million and increase net finance charges by £10 million. This excludes the impact of IAS 21 and IAS 39.

(b)	The impact of acquisitions and disposals on the reported figures is primarily in respect of the termination of the distribution agreement with Jose Cuervo. It also includes acquisition and integration costs incurred in the year, largely in respect of United Spirits Limited (USL).

2

Update on strategic transactions

On 2 July 2014, Diageo acquired an additional 37.8 million shares (26% of issued share capital) in USL through a tender offer for £1,118 million. Diageo now holds 79.6 million shares of USL (54.78% of the issued share capital) at a total cost of £1,842 million.

In the year ended 30 June 2014 Diageo accounted for USL as an associate. From the start of the year ending 30 June 2015, the group will fully consolidate USL with recognition of a non-controlling interest.

The disposal by USL of Whyte & Mackay is expected to be completed by the end of September 2014 and the financial statements of USL for the year ended 31 March 2014 are expected to be filed in the near future.

More details on the USL transaction can be found in note 12 to the financial information.

Notes to the business and financial review

Adoption of new accounting standards
As at 1 July 2013 the group adopted a number of new standards and amendments of which IFRS11 - joint arrangements and the amendment to IAS19 - employee benefits resulted in a restatement of comparative figures. The impact on the group's consolidated statement of comprehensive income, net assets and net cash flow are provided in note 15 on page 39.

Unless otherwise stated:

•	volume is in millions of equivalent units (EUm)
•	net sales are sales after deducting excise duties
•	percentage movements are organic movements
•	share refers to value share
•	GTME refers to Global Travel Asia and Middle East

See page 40 for explanation of non-GAAP measures.

3

FINANCIAL REVIEW
For the year ended 30 June 2014

Organic net sales growth (£ million)
Reported net sales were adversely impacted by foreign exchange, while sustained performance in North America offset emerging market weakness

(a)	See notes on page 2 and on pages 20 and 21.

Organic volume growth in reserve brands was largely offset by decline in beer and in scotch in emerging markets. The strong performance of reserve brands and selective price increases drove positive price/mix.

Organic operating margin improvement

Focus on costs and driving efficiencies delivered 77bps of margin improvement

Significant supply chain savings and positive price/mix from growth of reserve brands was offset by cost inflation and under recovery of fixed costs in Africa due to weaker beer volume. The organic increase in operating margin was primarily driven by an increased focus on costs and efficiencies across the business and by procurement savings on marketing spend.

4

Earnings per share before exceptional items (pence)
Eps before exceptionals impacted by adverse foreign exchange

(a)	The group’s after tax share of the results of associates and joint ventures was £252 million for the year ended 30 June 2014 (2013 – £217 million), of which, Diageo’s 34% equity interest in Moët Hennessy contributed £246 million (2013 – £230 million).

Reduction in eps due to lower operating profit was largely as a result of adverse foreign exchange movements. Increased income from associates and joint ventures and lower net finance charges partly mitigated the impact of reduced operating profit. The reduction in non-controlling interests is largely driven by the operating loss that has been reported by Shuijingfang.

Basic eps was 89.7 pence (2013 – 98.0 pence), with exceptionals reducing eps by 5.8 pence (2013 – 5.1 pence).

For movements in net finance charges see below:

Movement in net finance charges	£ million
2013 Reported (restated)	457
Net interest charge	(51)
Post employment charges	(26)
Venezuela hyperinflation adjustment	9
Other finance charges	(1)
2014 Reported	388

	2014 Reported	2013 Reported (restated)
Average monthly net borrowings (£ million)	9,174	8,267
Effective interest rate (%)	3.8	4.9

For the calculation of the effective interest rate, the net interest charge excludes fair value adjustments to derivative financial instruments and borrowings. Average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but excludes the market value adjustment for cross currency interest rate swaps.

The increase in average net borrowings was principally a result of the acquisition of shares in USL, completed on 4 July 2013, and the one off pension contribution to the UK pension plan in the year ended 30 June 2013 and a €100 million (£85 million) contribution to the Irish pension plans in the year ended 30 June 2014. Despite the increase in debt, the interest charge decreased in the year driven by lower interest rates on new debt issues and proportionally higher commercial paper balances.

On 2 July 2014 Diageo acquired an additional 37.8 million shares in USL for £1,118 million. This will increase average net borrowings in the year ending 30 June 2015.

The positive impact on post employment charges is mainly driven by the reduction of the pension deficit as a result of the one off contributions mentioned above.

5

Free cash flow (£ million)
Lower pension contributions and capex partly offset the impact of reduced operating profit on cash flow

(a)	Operating profit adjusted for non cash items including depreciation and amortisation and excluding the thalidomide charge.

(b)	Other movements includes dividends received from associates and joint ventures, movements in loans receivable and other investments, pension contributions excluding one off contributions and the payment of £53 million in respect of the settlement of Thalidomide litigation in Australia and New Zealand in the year.

The decrease in free cash flow was primarily driven by lower operating profit due to the adverse impact of exchange rate movements and restructuring exceptional charges during the year. The reduction attributable to the termination of the distribution agreement with Jose Cuervo was largely offset by organic growth. The negative working capital movement arose in respect of lower creditors driven by reductions in overhead spend, bonus accruals and phasing of marketing spend. One off contributions to pension plans in the year ended 30 June 2014 were lower than last year, resulting in a favourable cash movement.

Return on average invested capital (ROIC) (a)
Adverse foreign exchange movements and investment in USL led to a reduction in ROIC

(a)	ROIC calculation excludes exceptional items

Lower operating profit reduced ROIC by 1.5ppt primarily due to adverse exchange movements. Average invested capital increased as a result of our acquisition of shares in USL. The negative movement in working capital is partly accounted for by increased maturing inventory.

6

BUSINESS REVIEW

For the year ended 30 June 2014

North America

“North America, our biggest and most profitable region given our brand and market strength and its consistent strong performance, again delivered top line growth, driven by 5% growth in US Spirits and Wines, and margin expansion of 183bps as a result of gross margin expansion and cost reduction. Economic recovery in the US is uneven and this is reflected in the consumer trends seen in US spirits with overall spirits category growth slowing and premium and above price points driving category growth. Our growth reflects this with scotch, North American whiskey and tequila leading the growth. Our strength in innovation has continued. Launches of super and ultra premium variants have accelerated growth of our reserve brands, which grew 14%, and innovations against our premium core brands have driven brand relevance and recruited new consumers. However, performance in vodka was weak as Smirnoff volume has been impacted as its price premium has been maintained for another year. In Canada the spirits market is softer than the US and net sales grew 1%. Our DGUSA business declined 7% mainly reflecting reduced focus on the pouches segment.”

Key financials £ million:
				Organic movement		Reported movement %
	2013		Acquisitions
	Reported (restated)	Exchange	and disposals		2014 Reported
Net sales	3,723	(156)	(231)	108	3,444	(7)
Marketing spend	581	(27)	(24)	10	540	(7)
Operating profit before exceptional items	1,478	(54)	(71)	107	1,460	(1)
Exceptional items	-				(35)
Operating profit	1,478				1,425	(4)

Key markets and categories:
	Organic	Organic	Reported
	volume	net sales	net sales
	movement(a)	movement	movement
	%	%	%
North America	(1)	3	(7)

US Spirits and Wines	(1)	5	(7)
DGUSA	(5)	(7)	(11)
Canada	(2)	1	(17)

Spirits (b)	(1)	4	(7)
Beer	(7)	(5)	(9)
Wine	(1)	6	2
Ready to drink	(5)	(9)	(24)

Global and local leaders (b):
Johnnie Walker	-	6	2
Crown Royal	(4)	-	(4)
Buchanan’s	22	24	19
Bulleit	69	69	63
Smirnoff	(4)	(2)	(6)
Ketel One vodka	1	4	-
Cîroc	(3)	(3)	(7)
Captain Morgan	2	5	-
Baileys	(1)	2	(3)
Tanqueray	(1)	1	(3)
Don Julio	26	26	22
Guinness	(6)	(3)	(8)

(a)	Organic equals reported movement for volume except for North America (8)%, US Spirits and Wines (9)%, Canada (4)%, spirits (8)% and ready to drink (7)%, reflecting the disposal of Nuvo and the termination of the Jose Cuervo distribution agreement.
(b)	Spirits brands excluding ready to drink.

7

•	US Spirits and Wines. Diageo continues to lead the industry on price and mix but the volume performance was weaker, especially in the increasingly price sensitive standard vodka segment where the decline of Smirnoff was the main driver of overall volume down 1%. Price increases, which drove around 120bps of net sales growth, and the strong performance of reserve brands were the primary drivers of 6ppt of positive price/mix. Reserve brands grew double digit fuelled by almost 50% growth of Johnnie Walker super and ultra premium variants following the successful launches of Johnnie Walker Platinum and Gold Reserve, as well as the introduction of limited edition variants and packs targeted at the gifting occasion. Strong growth of Don Julio and scotch malts, especially Lagavulin, Talisker and Oban, contributed to the performance of reserve brands as did Bulleit which grew net sales 69%. Innovation delivered incremental net sales, with flavour extensions in vodka, as well as the launch of Captain Morgan White in February, which has expanded the brand’s presence across the rum category and driven growth of the brand. Cîroc Amaretto performed strongly in the year, however, price pressure on the base variant resulted in an overall net sales decline of 3%. Buchanan’s, the fastest growing scotch brand in the United States, continued to grow double digit through its continued focus on the growing Hispanic consumer segment. Crown Royal net sales grew 1%, lapping growth of 18% last year fuelled by the launch of Crown Royal Maple.
•	DGUSA net sales declined 7%, primarily driven by continued decline of pouches, as the segment was defocused, and weakness in beer, while Smirnoff Red Ice performance improved. Renovation of Smirnoff Red Ice with new packaging, new flavor innovations and a new marketing campaign ‘Cheers to Us’ targeted at Hispanic and African American consumers, halted the brand’s decline with net sales broadly flat for the year and improved brand equity scores amongst all major consumer groups. Guinness performance reflects weak performance of Guinness Black Lager and slower growth in the on trade, particularly in the second half, with increased competition from the craft beer segment.
•	In Canada, net sales grew 1% impacted by slowdown in the category. Reserve brands grew by over 40%, with Cîroc and scotch malts being the biggest contributors. Guinness grew net sales, largely driven by the launch of Guinness Black Lager with some growth also from the base variants.
•	Last year, marketing spend increased 10% with upweighted investment behind global and local leading brands. This year spend was up and benefited from 3ppt of procurement efficiencies. Investment in the year was focused on supporting new launches, in particular Cîroc Amaretto and Captain Morgan White Rum, the re-invigoration of Guinness and the growth of Johnnie Walker focused on the ‘Keep Walking’ campaign as well as supporting growth of super and ultra premium variants. Guinness investment increased significantly in the year to support the ‘Basketball’ advertising as part of the global ‘Made of More’ platform and the digital and television campaign saluting US sport heroes leading up to the Winter Olympics.

8

Western Europe

“Western Europe still has weak economies and fragile consumer confidence but there has been steady improvement and our business has stabilised year on year, gaining share of spirits. There was modest growth in Great Britain, Benelux, France and the Nordics which counter-balanced the slowing declines in Southern Europe and Ireland. Germany was weaker due to higher trade investment and an increasingly price competitive off trade. Marketing was targeted more effectively, and we kept our investment as a percentage of net sales flat while prioritising higher growth and margin brands. We have focused on fewer, bigger pan-regional innovation launches with Baileys Chocolat Luxe, Smirnoff Gold, frozen pouches and premix, and our reserve business was strong with net sales up 15% driven by the scotch malts, Cîroc, Zacapa and Johnnie Walker. Operating margin expansion of nearly 20bps was driven by product optimisation and reductions in warehousing and logistic costs. Our route to consumer programme focused on efficiency, effectiveness and expansion, increasing the focus of our sales people, improving their capabilities and putting more feet on the street, which has given us a strong platform as we move into next year.”

Key financials £ million:
	2013	Exchange	Acquisitions	Organic movement	2014 Reported	Reported movement %
	Reported		and
	(restated)		disposals
Net sales	2,203	9	(38)	(5)	2,169	(2)
Marketing spend	328	-	(4)	(1)	323	(2)
Operating profit before exceptional items	650	(5)	(8)	2	639	(2)
Exceptional items	(31)				(20)
Operating profit	619				619	-

Key categories:
	Organic	Organic	Reported
	volume	net sales	net sales
	movement(a)	movement	movement
	%	%	%
Western Europe	-	-	(2)

Spirits (b)	1	(1)	(2)
Beer	(5)	(3)	(3)
Wine	(2)	(2)	(10)
Ready to drink	1	5	5

Global and local leaders (b):
Johnnie Walker	1	(1)	(1)
JεB	(9)	(11)	(10)
Smirnoff	1	(6)	(6)
Captain Morgan	15	6	6
Baileys	(4)	(2)	(2)
Guinness	(4)	(3)	(2)

(a)	Organic equals reported movement for volume except for Western Europe (2)%, spirits (1)% and wine (9)%, reflecting the termination of some agency brand distribution agreements including Jose Cuervo.
(b)	Spirits brands excluding ready to drink.

•	In Great Britain, in a relatively flat beverage alcohol market, net sales were up 2%. Baileys delivered a strong performance with top line growth of 8% on the back of a new advertising campaign and the launch of Chocolat Luxe which was one of the top five spirits sold on Amazon over the week of Christmas. Captain Morgan and Cîroc also performed well. Bell’s was weaker as it faced increasingly intense price pressure. Smirnoff net sales declined 3% given the weak vodka category but it gained volume share supported by the ‘Great Drinks Made Easy with Smirnoff’ campaign and the launch of Smirnoff Gold. Ready to drink was up double digit led by the success of premix, providing popular brands, such as Diageo’s Gordon’s and Pimm’s in more convenient formats.
•	Following a significant increase in excise duties in the first half of the year, the market in Ireland remained challenging and net sales declined 4%. Spirits were impacted and net sales were down double digit. Roughly half of the decline was driven by weakness in agency beer brands. Guinness net sales declined 3%, but brand equity improved with the launch on television and YouTube of the ‘Basketball’ campaign, and the launch of an on trade footfall driver, the GUINNESS Plus app which provides consumers with in outlet experiences and discounts.

9

•	In Southern Europe, which now represents 16% of Western Europe, net sales declined 3%. Greece and Italy net sales were down 7% and 5% respectively, as economic weakness continued to weigh on scotch and Smirnoff performance in both countries, and on Baileys performance in Italy. In Iberia the net sales decline moderated to 1%. Scotch net sales declined 8% as JεB was impacted by an increasingly price competitive off trade environment but the brand gained share in the second half of the year. This was partly offset by the performance of Tanqueray which was up 14% on the back of a double digit increase in media spend and Baileys, which was up 2%. Increased investment in the Spanish route to consumer was partially offset by cost saving initiatives.
•	In France, in an environment of intensified price competition amongst major off trade retailers, net sales grew 1%. The strong performance of scotch malts, which were up 7% led by The Singleton, Cardhu and Talisker, and of Captain Morgan where net sales more than doubled, offset weakness in JεB.
•	In Germany, following a number of years of double digit growth which has built Captain Morgan to be Diageo’s second biggest brand, performance was weaker this year as Baileys and Smirnoff continued to decline.
•	Net sales in wine declined 2%, with innovations on Blossom Hill and strong growth of [yellow tail] partially offsetting soft Bordeaux En Primeur performance and the decision to exit unprofitable sales channels and distribution agreements.
•	Marketing spend as a percentage of net sales was held at 15%. Spend in premium core, innovation and reserve were prioritised over lower margin local brands. Efficiencies in procurement and promotional activities were used to fund a 15% increase in media spend.

10

Africa, Eastern Europe and Turkey

“In a tough year and despite facing significant challenges, net sales grew 1% as the region responded to the specific market challenges that it faced. In Nigeria, where beer performance was weak, we adjusted prices and increased our presence in the growing value segment. Innovation was a key enabler for responding to changing consumer trends through new formats and brands and the region delivered the highest growth rate for innovation through the success of brands such as Snapp in Nigeria, Jebel in Kenya, Smirnoff Black Ice in Cameroon and Ghana and super premium brands in Turkey. We have expanded our route to consumer, revitalised the Guinness brand across its key markets in Africa and reserve brands grew 26%. Under recovery of fixed costs in supply due to lower beer volumes and cost and salary inflation drove an overall reduction in organic operating margin, although significant procurement and supply chain savings partly mitigated this impact.”

Key financials £ million:
	2013 Reported (restated)	Exchange	Acquisitions	Organic movement	2014 Reported	Reported movement %
			and
			disposals
Net sales	2,276	(210)	(6)	15	2,075	(9)
Marketing spend	265	(24)	(1)	2	242	(9)
Operating profit before exceptional items	653	(95)	(2)	(2)	554	(15)
Exceptional items	(5)				(23)
Operating profit	648				531	(18)

Key markets and categories:
	Organic	Organic	Reported
	volume	net sales	net sales
	movement(a)	movement	movement
	%	%	%
Africa, Eastern Europe	(5)	1	(9)
and Turkey

Africa	(6)	-	(9)
Nigeria	(9)	(9)	(14)
East Africa	(12)	2	(2)
Africa Regional Markets	(3)	2	(8)
South Africa	4	12	(9)
Russia and Eastern Europe	(1)	2	(7)
Turkey	(3)	5	(12)

Spirits (b)	2	3	(10)
Beer	(16)	(5)	(11)
Ready to drink	44	34	21

Global and local leaders (b):
Johnnie Walker	-	-	(8)
JεB	(1)	(2)	(12)
Smirnoff	(5)	(3)	(16)
Captain Morgan	16	17	3
Baileys	(8)	(7)	(13)
Guinness	(7)	1	(5)

(a)	Organic equals reported movement for volume except for South Africa 3%, Russia and Eastern Europe (2)% and spirits 1%, reflecting the termination of the Jose Cuervo distribution agreement.
(b)	Spirits brands excluding ready to drink.

•	Nigeria net sales declined 9% for the full year driven by beer, while spirits and ready to drink grew double digit. The beer market has become more price competitive, significantly impacting Harp, which lost share and some distribution. Although pricing was adjusted in the third quarter this was not fully passed through to consumers. Malta performance was similarly impacted by increased competition and pricing pressure. Despite these challenges, performance slightly improved in the second half, driven by growth of Guinness following reinvigoration of the brand, including a new pack, media campaign and trade promotion and the launch of Orijin, a new local spirit and ready to drink brand, which sold over 100k cases of the spirit format in the year.
•	East Africa’s net sales grew and price increases taken across the beer portfolio led to strong price/mix. For the market’s two largest beer brands, Guinness and Tusker, double digit growth was driven by price increases, supported by increased investment behind strong marketing campaigns. Innovations such as Jebel and Senator Dark Extra, targeted at providing value for money offering to consumers, have driven growth. Balozi lager, launched last year and priced just below mainstream beer, has also contributed to growth. This strong performance was partly offset by Senator keg in Kenya where the brand declined around 80% post the duty change.

11

•	In Africa Regional Markets, net sales grew 2% with growth of beer partly offset by the decline in spirits largely as a result of distributor changes in Angola. Growth was led by Malta both in its existing markets, aided by a new pack, as well as its launch in Ethiopia, the growth of Meta in Ethiopia and the launch of Harp Premium and the recovery of Guinness in Cameroon. Following the changes in Angola, while spirits shipments declined overall, depletions and share continued to grow and performance improved in the second half.
•	South Africa. Despite softness in the economy, share gains and price increases resulted in spirits net sales growth of 2%. Johnnie Walker grew double digit with growth across price segments supported by the ‘King of Flavours’ campaign and trade activation. This growth was partly offset by the decline of Smirnoff 1818 due to reduced inventory levels, although depletions and share of spirits grew and performance improved in the second half. South Africa’s strong net sales performance includes the sale of Smirnoff Ice Double Black & Guarana at cost to Diageo Heineken Namibia Drinks (DHN Drinks) to cover demand in excess of supply capacity following the strong performance of the brand. This capacity shortage has now been resolved.
•	Net sales growth in Russia and Eastern Europe slowed this year to 2%. In Russia net sales grew 4%. While performance was impacted by reduced consumer confidence and higher excise taxes, Diageo grew share in whisk(e)y with growth of White Horse and double digit growth of Bushmills and Bell’s and in rum with strong growth of Captain Morgan. The impact of the crisis in Ukraine offset high single digit growth in the rest of Diageo’s distributor markets in Eastern Europe. In Poland we retained leadership of the scotch category in softer than expected market conditions.
•	Following a much improved performance in the second half, net sales for Turkey grew 5%. Following two years of decline, the raki category volume is stabilising and through price increases and premiumisation, the business’s raki net sales grew low single digit and contributed significantly to the markets positive price/mix. The scotch market has continued to show solid growth and scotch net sales grew double digit led by Johnnie Walker on the back of increased distribution and visibility in the off trade. Vodka net sales grew in the second half and recovered to flat for the full year with festivals and the new Apple Bite serve driving share gains and growth of Smirnoff.
•	Marketing spend increased 1%, benefiting from 6ppt of procurement efficiencies. In Russia and Eastern Europe and in Turkey, in response to marketing restrictions, investment was increasingly focused on commercial activations, driving improved visibility across trade channels, supporting new serves and bartender programmes to build brands.

12

Latin America and Caribbean

“Our Latin America and Caribbean business has delivered a good set of results despite mixed performance in individual countries. In West LAC, our biggest market, net sales were down 8% following a destocking in the border zones. Both Brazil and Colombia delivered solid performance, benefiting from changes in the route to consumer and, in Brazil, from synergy with Ypióca. In a challenging operating environment Venezuela net sales grew 78%, with slower growth in the second half as high inflation and currency devaluation has affected demand and the affordability of imported products. Mexico was weak as tax reforms and a general economic slowdown impacted consumers discretionary spend. While scotch remains the largest category in the region, growth came from the investment we made to widen participation to categories such as vodka, cachaça, liqueurs and to capture the growing affluent and emerging middle class. Despite the negative country mix from weakness in West LAC and Mexico, total operating margin for the region improved 18bps driven by strong price/mix, and a focus on overhead cost reductions.”

Key financials £ million:
	2013 Reported (restated)	Exchange	Acquisitions	Organic movement	2014 Reported	Reported movement %
			and
			disposals
Net sales	1,453	(328)	(8)	27	1,144	(21)
Marketing spend	233	(30)	(2)	2	203	(13)
Operating profit before exceptional items	468	(151)	2	9	328	(30)
Exceptional items	-				(14)
Operating profit	468				314	(33)

Key markets and categories:
	Organic	Organic	Reported
	volume	net sales	net sales
	movement(a)	movement	movement
	%	%	%
Latin America and Caribbean	(1)	2	(21)

PUB	9	10	(4)
Venezuela	(17)	78	(71)
Colombia	5	8	(7)
Mexico	(1)	(4)	(10)
West LAC	(9)	(8)	(15)

Spirits (b)	(1)	1	(23)
Beer	5	10	(3)
Wine	(19)	2	(24)
Ready to drink	6	16	(11)

Global and local leaders (b):
Johnnie Walker	(7)	(4)	(15)
Buchanan’s	(20)	1	(32)
Smirnoff	12	18	(1)
Baileys	-	9	(6)

(a)	Organic equals reported movement for volume except for Venezuela (19)%, Colombia (3)%, Mexico (2)%, West LAC (10)% and spirits (2)%, reflecting the disposal of Nuvo and the termination of the distribution agreement with Jose Cuervo.
(b)	Spirits brands excluding ready to drink.

•	Paraguay, Uruguay and Brazil (PUB) reflected the strong performance of Brazil where improvements in route to consumer, synergy with Ypióca and a favourable comparison versus last year contributed to net sales growth in every category. Strong growth from Old Parr, White Horse and Black & White, and 5% net sales growth in Johnnie Walker, with half of the growth coming from super and ultra premium segments, drove 13% net sales increase in scotch and Diageo Brazil gained share in scotch. Ypióca again grew strongly with net sales up 21% on the back of the ‘Vamos Brazilizar’ campaign and the launch of new packaging to upgrade the brand perception. Vodka was back in growth with net sales increasing 15% driven by Smirnoff which gained share in the standard vodka segment. In the growing luxury segment, Cîroc and Ketel One vodka continued to perform strongly with net sales growing 41% and 25% respectively. The duty free business of Paraguay and Uruguay were affected by currency weakness and net sales declined 13%.
•	Diageo Venezuela net sales grew 78% with volume down 17%. High inflation and currency devaluation impacted consumer demand for scotch with volume declining 47%. Net sales in locally produced rum such as Pampero and Cacique grew 84% as consumers traded down from scotch to rum. Diageo Venezuela continued to gain share in scotch and rum, however it lost share in ready to drink due to supply constraints.

13

•	In Colombia, net sales grew high single digit with changes in the route to consumer and a review of commercial terms driving a stronger performance in the second half. Old Parr and Buchanan’s contributed to over 60% of net sales growth supported by new marketing campaigns such as ‘The more you give, the more you have’. Ready to drink net sales grew 24% as it benefited from distribution gains driven by changes in the route to consumer.
•	Diageo Mexico net sales declined 4% as tax reforms and a weaker economy affected consumer confidence. Buchanan’s net sales were down 11% as the brand was impacted by competition from the growing value segment and Johnnie Walker net sales were down 7% but gained share across all brand’s segments. In the fast growing value segment, Black & White nearly doubled in size, albeit from a small base, and grew share. Old Parr net sales were up 30% supported by the launch of Old Parr Silver, a non age declared variant of the main brand driving share gains. Baileys extended its lead in the liqueur category, supported by the successful Mother’s Day ‘Hija de mi Madre’ campaign.
•	Net sales in West LAC were down 8%. Performance was largely driven by the destocking in the border zones where net sales declined 66%. Net sales in other countries which make up the market grew 8%, driven by double digit growth in Argentina, as local production of Smirnoff started in the first half and import restrictions on Johnnie Walker eased, and Jamaica which benefited from a new distribution joint venture.
•	Marketing spend increased 1%, less than net sales, as Diageo Brazil reallocated some marketing spend into trade spend to secure in store visibility and benefit from the FIFA World Cup and expansion into new outlets. Increased investment behind reserve brands, mainly Cîroc, and non scotch categories such as rum, particularly in Mexico with the successful Captain Morgan’s ‘Morgan Fest’ campaign, Baileys and cachaça in Brazil was in line with the strategy to expand beyond scotch and capture the affluent and growing emerging middle class.

14

Asia Pacific

“Performance in Asia Pacific was impacted by a weaker trading environment in China and South East Asia and this top line weakness and negative country mix impacted operating margin, which, despite a reduction in overheads, decreased 136bps. In China the effects of the government’s anti extravagance campaign severely impacted the on trade channel, and continued to affect performance of both our Chinese white spirits and scotch businesses, while South East Asia was impacted by tax increases and social unrest in Thailand and destocking in other markets and channels. Despite the challenging trading environment we gained share in scotch in both Thailand and China. Elsewhere, Korea, Japan, GTME, Taiwan and India delivered good growth and we gained share in scotch across the countries. Strong growth of scotch malts in Taiwan and successful innovation launches in super and ultra premium scotch segments contributed to another year of double digit growth of the reserve brands.”

Key financials £ million:
	2013 Reported (restated)	Exchange	Acquisitions	Organic movement	2014 Reported	Reported movement %
			and
			disposals
Net sales	1,572	(112)	(7)	(106)	1,347	(14)
Marketing spend	356	(27)	-	(24)	305	(14)
Operating profit before exceptional items	381	(35)	(19)	(44)	283	(26)
Exceptional items	(1)				(276)
Operating profit	380				7	(98)

Key markets and categories:
	Organic	Organic	Reported
	volume	net sales	net sales
	movement(a)	movement	movement
	%	%	%
Asia Pacific	(5)	(7)	(14)

South East Asia	(25)	(19)	(25)
Greater China	(20)	(31)	(33)
India	22	42	8
Global Travel Asia and Middle	18	19	15
East
Australia hub	(2)	(3)	(17)
North Asia	2	4	(2)

Spirits (b)	(5)	(11)	(15)
Beer	(1)	2	(9)
Ready to drink	1	(1)	(14)

Global and local leaders (b):
Johnnie Walker	(13)	(11)	(14)
Windsor	(5)	1	1
Smirnoff	4	(3)	(13)
Baileys	12	11	3
Guinness	(1)	3	(9)

(a)	Organic equals reported movement for volume except for Greater China (21)% and Australia (3)% reflecting the termination of the distribution agreement with Jose Cuervo.
(b)	Spirits brands excluding ready to drink.

•	In South East Asia performance was largely driven by Thailand and destocking in other markets and channels as trade confidence was affected by pricing pressure, currency devaluation and economic uncertainty in the region. In Thailand tax increases and political unrest contributed to a weak consumer environment with net sales down 24%. In a declining scotch category Diageo gained 5.8ppt volume share. In Indonesia net sales were up double digit driven by 7% growth of Guinness and strong performance in ready to drink.
•	Greater China performance continued to be affected by the government’s anti extravagance measures. Shui Jing Fang net sales declined 78% as the brand suffered from pricing pressure from other leading brands. Net sales of Diageo’s international brands in China declined 14%, largely driven by weakness in scotch, down 20%, as Johnnie Walker Black Label net sales declined 28%. However, Johnnie Walker Black Label grew share 1.2ppt as activation was increased into tier 2 and 3 cities. Reserve brands net sales grew 9%, driven by a strong growth in scotch malts. Baileys net sales grew double digit, as the brand continued to capture the trend of increasingly empowered female consumers with the support of the ‘Sisterhood Campaign’. In Taiwan, net sales grew 9% driven by strong growth from The Singleton, the fastest growing scotch malt in the market, and it gained 2ppt of share.

15

•	Diageo India continued to deliver strong double digit net sales growth as it benefited from having its brands sold through the sales agency agreement with USL. Strong performance by Johnnie Walker Black Label, VAT 69 and Black & White drove most of the growth in scotch, and share in scotch increased 1.9ppt. Smirnoff net sales grew high single digit benefiting from its partnership with several music festivals.
•	In Global Travel Asia and Middle East (GTME) net sales were up 19% driven by the Middle East where despite political turmoil in the region, it delivered strong growth boosted by an increase in tourism, expansion in the region’s airports as well as improvements in Diageo’s route to consumer. Global Travel Asia returned to growth with net sales up 9% mainly driven by an increased focus on Johnnie Walker Blue Label which showcased the Dunhill partnership, including a limited edition pack, in many airports in the region.
•	In Australia net sales declined 3%, largely driven by the decline in ready to drink, where net sales were down 5% as tax increases continued to impact pricing and demand in the category. Spirits net sales declined 1%, as Baileys, which benefited from the launch of Baileys Chocolat Luxe, and Captain Morgan grew, but not enough to offset a decline in Smirnoff and Bundaberg, which suffered from growth in spiced rum. Reserve brands net sales grew 30% mainly driven by the launch of Bundaberg 125th anniversary bottle and Ketel One vodka which almost doubled in size.
•	In North Asia, net sales increased 4% driven by Windsor in Korea and strong growth from Smirnoff Ice in Japan. In Korea’s declining scotch category, Windsor volume was broadly flat and gained 1.7ppt of volume share driven by strong performance of Windsor 12 and the launch of Windsor Black. The business increased its participation into other categories with Smirnoff net sales up 13%, as it benefited from sponsoring music festivals, and Guinness net sales increased 5%, supported by new in venue vending machines. In Japan, ready to drink net sales increased 20% driven by Smirnoff Ice and the launch as a permanent SKU of Smirnoff Ice Green Apple after a successful limited edition offer last year.
•	Marketing spend decreased 7% in line with net sales, as a result of lower spend in international spirits in China and South East Asia. Investment behind innovation increased and new launches across the region included Johnnie Walker Gold Label Reserve limited edition in the Middle East, to celebrate the Dubai duty free 30th anniversary, the Bundaberg 125th anniversary bottle in Australia and the Johnnie Walker Blue Label and Dunhill partnership. Shui Jing Fang marketing spend was maintained and focused on new launches which target more attractive price points in the baijiu segment.

16

CATEGORY REVIEW
For the year ended 30 June 2014

Key categories and global and local leaders:
	Organic	Organic	Reported
	volume	net sales	net sales
	movement(a)	movement	movement
	%	%	%
Spirits (b)	(1)	-	(10)
Whisk(e)y	(4)	-	(8)
Johnnie Walker	(6)	(4)	(9)
Crown Royal	(4)	1	(3)
JεB	(7)	(8)	(11)
Buchanan’s	(13)	6	(24)
Windsor	(5)	1	1
Bushmills	8	7	4
Bulleit	66	69	62
Vodka	(1)	-	(5)
Smirnoff	(1)	(2)	(7)
Ketel One vodka	3	6	2
Cîroc	2	2	(2)
Rum	9	7	(4)
Captain Morgan	6	6	1
Liqueurs	(2)	-	(7)
Baileys	(2)	1	(3)
Tequila	43	34	(71)
Don Julio	27	27	22
Gin	3	3	(1)
Tanqueray	4	6	3
Beer	(11)	(3)	(8)
Guinness	(5)	(1)	(5)
Wine	(4)	1	(6)
Ready to drink	8	4	(11)
Total	(2)	-	(9)

(a)	Organic equals reported movement for volume except for total (5)%, spirits (4)%, wine (8)%, ready to drink 5%, liqueurs (4)%, and tequila (86)%, largely reflecting the disposal of Nuvo and the termination of agency brand distribution agreements, including Jose Cuervo.
(b)	Spirits brands excluding ready to drink.

Spirits net sales were broadly flat, with growth in the United States offset by weakness in emerging markets, particularly Asia Pacific. Reserve brands delivered the strongest growth up 14%, with 5ppt of positive price/mix.

Whisk(e)y, our largest spirits category, performed broadly in line with overall spirits, and again strong performance in North America offset weak performance in emerging markets. Consequently scotch net sales declined 1%, largely Johnnie Walker, given its strong presence in emerging markets.

•	Johnnie Walker’s net sales decline was driven by Johnnie Walker Red and Black Label which were adversely impacted by market weakness in a number of emerging markets, particularly in South East Asia, West LAC and PUB. Reserve brands grew strongly, with 7ppt of price mix, driven by successful innovation launches in the United States and pricing in Venezuela.
•	Crown Royal in the United States grew, driven by the launch of Crown Royal XO and Crown Royal 75th Anniversary, which drove positive price/mix. Its growth was partly offset by the negative impact of lapping last year’s launch of Crown Royal Maple Finished and competition from flavoured whiskey brands. Marketing investment focused on the ‘Reign On’ campaign.

17

•	JεB net sales declined 8%, primarily driven by increased price competition in the Spanish scotch market, and a weaker market in Mexico. This was partly offset by growth in South Africa, the brand’s third largest market, and in Korea. JεB Urban Honey, an innovation in the rapidly growing favoured whisk(e)y segment, was launched.
•	Buchanan’s grew net sales 6% on strong price/mix. Volume in Latin America and Caribbean, its biggest region was significantly impacted by; destocking in West LAC; softer consumer demand in Mexico; and weak volume growth in Venezuela. Net sales growth was driven by Venezuela and the United States where the brand continued to target Latin American consumers. In the United States Buchanan’s is now the #3 blended scotch brand, with 375k cases, driven by increased marketing behind the ‘A lo Grande’ campaign, sponsorships and trade activation.

•	Windsor’s performance improved with net sales up 1%. In Korea, the brand’s primary market, net sales grew 3%, in a declining market. Windsor’s volume share gains were driven by the strong performance of Windsor 12 and the launch of a new super premium variant, Windsor Black, to drive incremental growth in the on trade.
•	Bushmills net sales growth of 7% was driven by the music based ’Bushmills Live’ platform and the honey flavour innovation, with Russia and Eastern Europe, Germany and GTME the strongest markets.
•	Bulleit continued its strong trajectory, net sales grew 69% as the brand grew strongly in the United States and expanded in to new markets.
•	Scotch Malts performed very strongly with net sales up 18% driven by the recently launched Talisker Storm and the Talisker Whisky Atlantic Challenge, and strong growth of The Singleton and Lagavulin, up 17% and 23% respectively.

Vodka net sales were broadly flat, with strong growth in reserve offsetting the decline in standard and value segments. In the United States volume declined in the value and standard price segments due to a challenging price environment and lapping of prior year innovations. Growth in Latin America was strong, driven by Brazil and Argentina.

•	Smirnoff net sales declined, driven by increasing price pressure in its largest markets. In the United States the brand held price in an increasingly price competitive segment, losing share. In Western Europe net sales also declined driven by poor performance in Germany, where the brand was impacted by pricing pressure from wholesalers, in Great Britain where we gained share in an increasingly price competitive market, and in Ireland where duty increases drove up retail prices. In contrast in Latin America, Smirnoff delivered strong growth in both Brazil and Argentina. There was also positive momentum from innovations, with strong performance from the Smirnoff Confectionary line in the United States, and the launch of the new signature serve Smirnoff Apple Bite and Smirnoff Gold in Western Europe.
•	Ketel One vodka grew both net sales and volume, with 3ppt of positive price/mix. In the United States, its largest market, net sales growth was driven by the launch of the ‘Vodka of Substance’ campaign and by brand ambassador and mentoring programmes supporting Ketel One’s strong on premise positioning. Outside of the United States, net sales grew over 40%, led by net sales in Australia almost doubling and strong performance in GTME and Western Europe.
•	Over 85% of Cîroc’s net sales are from the United States, where strong performance and share gains driven by the launch of Cîroc Amaretto were not enough to offset a decline in the core brand which faced tough price competition. The brand was supported with increased investment to support the launch Cîroc Amaretto as well as the ’Luck be a Lady’ campaign and the new NBA partnership. Outside of the United States Cîroc sustained its growth trajectory, with strong net sales growth in Western Europe, Brazil, GTME and launches in to new markets.

Rum net sales grew 7% driven by Captain Morgan, Zacapa and Cacique.

•	Captain Morgan performed strongly with net sales growing 6% driven by continued growth in the United States, its largest market, Great Britain, Russia and Eastern Europe and Australia. This was driven through the success of the ‘Keys to Adventure’ experiential events and the new ‘Live like the Captain’ campaign. Growth in the United States was driven by the successful launch of Captain Morgan White in February which was supported by increased investment.
•	Zacapa net sales grew 22%, driven by 37% growth in its largest region, Western Europe, with strong growth in Russia and Eastern Europe and North America. Investment focused on mentoring, trade activation and sampling, with a continuation in the roll out of the successful Zacapa Rooms, a luxury temporary lounge dedicated to tasting events for key influencers, media and consumers across Western Europe.
•	Cacique net sales increased 16% driven by both volume growth and price increases in Venezuela as consumers switched to more affordable local spirits.

Liqueurs performance was driven by Baileys, which represents over 85% of the category.

•	Baileys grew 1% and performance was broadly mixed across markets. In China the brand grew double digit as the ’Sisterhood Campaign’ resonated strongly with female consumers. In Australia the brand benefited from the growth of Chocolat Luxe. In Latin America and Caribbean the roll out of the global campaign, and activation in Mexico focused on the Baileys and coffee serve, drove 9% net sales growth. In the United States the brand continued to grow net sales driven by the success of the launch of Baileys Vanilla Cinnamon and the ‘Stylish Shot’ campaign. In Western Europe however, net sales declined, with performance impacted by price increases in Germany and Benelux. This decline was partly offset by the successful launch of Baileys Chocolat Luxe, which drove share gains in Great Britain.

18

Tequila net sales grew 34% driven by strong performance of Don Julio, with strong growth and share gains in the United States, its primary market. This was driven by a significant increase in marketing spend to support new brand positioning and commercial activation around the summer programme, ‘Elevate your Summer’ and ’Your Margarita Crafted’. Don Julio continued to perform strongly outside of the United States, growing net sales 34%, with particularly strong growth in Western Europe and Australia.

Gin net sales grew 3%, with strong growth in Western Europe, Africa, and Latin America partly offset by a decline in Asia Pacific.

•	Tanqueray net sales grew 6% with growth in all regions supported by the extension of the ‘Tonight we Tanqueray’ campaign. There was strong performance across Western Europe, in particular Great Britain, Germany and Iberia where net sales grew and the brand gained share and also Latin America, driven by Brazil, Mexico and Colombia. In the United States, depletions performed well and Diageo grew share but shipments were impacted by higher stock levels at the start of the financial year.

Beer net sales declined 3%. In Nigeria consumers traded down to value beer resulting in share losses, duty changes had a negative impact on Senator keg in Kenya, and there were continued challenges in Ireland and Great Britain.

•	Guinness net sales declined 1%, delivering 4ppt of positive price/mix from price increases. The brand declined in Nigeria due to challenging market conditions, however performance improved in the second half driven by a number of activities including new packaging, a new media campaign and increased trade promotions. Guinness was down 5% in the United States, lapping the launch of Guinness Black Lager and down 3% in Western Europe where the on trade remains challenging. Guinness performed strongly in East Africa where price increases drove net sales growth of 19%, supported by an increase in marketing spend. Growth was also strong in Indonesia.

•	Performance of local African beers was negatively impacted by the decline of Harp which was impacted by pricing pressure in Nigeria, and Senator keg which declined driven by October’s excise duty increase in Kenya. These challenges were in part offset by the growth of other local beer brands including Tusker which grew double digit driven by price increases and strong football related marketing programmes, and value beer brands such as Dubic and Satzenbrau in Nigeria and Balozi lager in Kenya which are benefiting from growth in the value segment.

Wine grew net sales 1% with growth largely driven by the United States, as a result of price increases and innovation.

Ready to drink grew 4% driven by South Africa, Great Britain, Venezuela, and Japan, partly offset by a decline in the United States and Australia. In South Africa, strong performance reflects the production and sale to DHN Drinks of Smirnoff Ice Double Black and Guarana to resolve short term capacity issues. In Japan, net sales grew 20% with Smirnoff Ice, the leading bottled ready to drink, extending its leadership position with strong performance by core variants and innovation. Net sales declined in the United States driven by the continued decline of pouches and in Australia where our performance continued to be impacted by the market contraction.

19

ADDITIONAL FINANCIAL INFORMATION

For the year ended 30 June 2014

INCOME STATEMENT

	2013 (restated) £ million	Exchange (a) £ million	Acquisitions and disposals (b) £million	Organic movement £ million	2014 £ million
Sales	15,276	(1,082)	(368)	154	13,980
Excise duties	(3,973)	285	78	(112)	(3,722)
Net sales	11,303	(797)	(290)	42	10,258
Cost of sales*	(4,389)	243	167	(27)	(4,006)
Gross profit	6,914	(554)	(123)	15	6,252
Marketing	(1,769)	108	31	10	(1,620)
Other operating expenses*	(1,666)	110	(8)	66	(1,498)
Operating profit before exceptional items	3,479	(336)	(100)	91	3,134
Exceptional operating items (c)	(99)				(427)
Operating profit	3,380				2,707
Non-operating items (c)	(83)				140
Net finance charges	(457)				(388)
Share of after tax results of associates and joint ventures	217				252
Profit before taxation	3,057				2,711
Taxation	(507)				(447)
Profit from continuing operations	2,550				2,264
Discontinued operations (c)	-				(83)
Profit for the year	2,550				2,181

* before exceptional operating items

(a) Exchange

The impact of exchange rates movements on reported figures is principally in respect of the Venezuelan bolivar, the US dollar, the Turkish lira and the South African rand.

In March 2014, the Central Bank of Venezuela opened the Second Ancillary Foreign Currency Administration System (Sicad II) that allows private and public companies to trade foreign currency at a higher exchange rate than the official exchange rate. As a result, the group has applied this consolidation rate ($1 = VEF49.98; £1 = VEF85.47) for its Venezuelan operations for the year ended 30 June 2014. For the year ended 30 June 2013 a rate of $1 = VEF9 (£1 = VEF13.68) was used. The change in the exchange rate for the year ended 30 June 2014 reduced net sales by £358 million, operating profit by £229 million, cash and cash equivalents by £329 million and net assets by £378 million.

The estimated effect of exchange rate and other movements on profit before exceptional items and taxation for the year ended 30 June 2014 is set out in the table below.

Gains/ (losses) £ million
Translation impact	(182)
Transaction impact	(154)
Operating profit before exceptional items	(336)
Net finance charges – translation impact	12
Mark to market impact of IAS 39 on interest expense	(6)
Impact of IAS 21 and IAS 39 on net other finance charges	(2)
Interest and other finance charges	4
Associates – translation impact	8
Profit before exceptional items and taxation	(324)

20

	2014	2013
Exchange rates
Translation £1 =	$1.63	$1.57
Transaction £1 =	$1.59	$1.57
Translation £1 =	€1.20	€1.21
Transaction £1 =	€1.26	€1.18

(b) Acquisitions and disposals

The impact of acquisitions and disposals on the reported figures was primarily attributable to the termination of the distribution agreement with Jose Cuervo.

(c) Exceptional items

Exceptional operating charges of £427 million (2013 – £99 million) in the year ended 30 June 2014 comprise:

•	£98 million (2013 – £nil) in respect of the Global efficiency programme announced in January 2014;
•	£35 million (2013 – £25 million) in respect of the Supply excellence restructuring programme;
•	£30 million (2013 – £44 million) for the restructuring of the group’s supply operations; and
•	a brand and tangible asset impairment charge of £264 million in respect of Shui Jing Fang (2013 – £50 million in respect of the Cacique brand) as a result of the downturn in the baijiu category in China driven by the anti extravagance measures by the Chinese government. The related deferred tax liability of £65 million has been written back to taxation in the income statement and therefore the net charge is £199 million. As the group has 39.7% controlling interest in Sichuan Shuijingfang Co., Ltd (Shuijingfang), the impact of this impairment on the group’s basic earnings per share is a reduction of 3.2 pence.

In the year ended 30 June 2013 exceptional operating items also included a gain of £20 million in respect of changes to future pension increases for the Diageo Guinness Ireland Group Pension Scheme.

Non-operating items in the year ended 30 June 2014 comprise a gain of £140 million following the acquisition of additional investment in United Spirits Limited (USL) which increased the group’s investment in USL from 10.04% to 25.02% on 4 July 2013 and triggered a change in accounting from available-for-sale investments to associates. As a result, the difference between the original cost of the investment and its fair value has been included in the income statement. In the year ended 30 June 2013 exceptional non-operating items comprised a loss of £83 million in respect of the Nuvo disposal.

Discontinued operations in the year ended 30 June 2014 represent a charge after taxation of £83 million (2013 – £nil) in respect of the settlement of thalidomide litigation in Australia and New Zealand and anticipated future payments to thalidomide organisations.

Cash payments in the year ended 30 June 2014 in respect of exceptional restructuring items and thalidomide were £104 million (2013 – £61 million) and £59 million (2013 – £23 million), respectively. An exceptional operating charge of approximately £130 million is expected to be incurred in the year ending 30 June 2015 primarily in respect of the Global efficiency and Supply excellence programmes, while total cash expenditure is expected to be approximately £200 million.

(d) Dividend

The directors recommend a final dividend of 32.0 pence per share, an increase of 9% from the year ended 30 June 2013. The full dividend will therefore be 51.7 pence per share, an increase of 9% from the year ended 30 June 2013. Subject to approval by shareholders, the final dividend will be paid on 2 October 2014 to shareholders on the register on 15 August 2014. Payment to US ADR holders will be made on 7 October 2014. A dividend reinvestment plan is available to holders of ordinary shares in respect of the final dividend and the plan notice date is 10 September 2014.

21

BALANCE SHEET

Movement in net borrowings

	2014 £ million	2013 (restated) £ million
Net borrowings at the beginning of the year	(8,403)	(7,573)
Free cash flow (a)	1,235	1,452
Acquisition and sale of businesses (b)	(534)	(660)
Proceeds from issue of share capital	1	-
Net purchase of own shares for share schemes (c)	(113)	(11)
Dividends paid to non-controlling interests	(88)	(100)
Purchase of shares of non-controlling interests (d)	(37)	(200)
Net (decrease)/increase in bonds and other borrowings (e)	(157)	1,238
Equity dividends paid	(1,228)	(1,125)
Net (decrease)/increase in cash and cash equivalents	(921)	594
Net decrease/(increase) in bonds and other borrowings	157	(1,238)
Exchange differences (f)	349	(116)
Other non-cash items	(32)	(70)
Net borrowings at the end of the year	(8,850)	(8,403)

(a) See page 6 for the analysis of free cash flow.

(b) Primarily includes cash payments of £474 million in respect of the acquisition of an additional 18.74% investment in USL. On 2 July 2014 the group acquired an additional 26% investment in USL for INR 114.5 billion (£1,118 million) taking its aggregate investment to 54.78% (excluding 2.38% of the shares owned by the USL Benefit Trust on behalf of USL). From 2 July 2014 the group accounts for USL as a subsidiary with a 43.9% non-controlling interest.

In the year ended 30 June 2013 cash payments principally included £284 million in respect of 100% equity stake in Ypióca Bebidas S.A. (Ypióca) and £274 million in respect of a 10.04% investment in USL.

(c) Net purchase of own shares comprised purchase of treasury shares for the future settlement of obligations under the employee share option schemes of £208 million (2013 – £143 million) less receipts from employees on the exercise of share options of £95 million (2013 – £132 million).

(d) Primarily comprises the purchase of the remaining 7% (2013 – purchase of 40%) equity stake in Sichuan Chengdu Shuijingfang Group Co., Ltd.

(e) In the year ended 30 June 2014 the group issued bonds of €1,700 million (£1,378 million) and repaid bonds of €1,150 million (£983 million) and $804 million (£488 million). In the prior year, the group issued bonds of $3,250 million (£2,100 million) and repaid bonds of $1,350 million (£869 million).

(f) Primarily arose on US dollar and euro denominated borrowings offset by adverse exchange rate movement on cash and cash equivalents held in Venezuela.

22

Movement in equity

£ million
Equity at 30 June 2013 (restated)	8,088
Profit for the year	2,181
Exchange adjustments (a)	(1,133)
Net remeasurement of post employment plans (b)	(167)
Fair value movements on available-for-sale investments (c)	(85)
Dividends to non-controlling interests	(88)
Purchase of shares of non-controlling interests	(37)
Dividends paid	(1,228)
Other reserve movements	59
Equity at 30 June 2014	7,590

(a) Primarily arose on the US dollar, the euro, the Turkish lira and the Venezuelan bolivar denominated intangible assets, investments and borrowings.

(b) Mainly driven by the decrease in discount rate assumptions used to calculate the net post employment liabilities partly offset by the actual return on the plan assets being higher than the discount rate.

(c) Comprises the net recycling of the cumulative fair market value adjustment on the group’s investment in USL due to the change in accounting from available-for-sale investment to associate.

Post employment deficit

The deficit in respect of post employment plans before taxation decreased by £66 million from £541 million at 30 June 2013 to £475 million at 30 June 2014. The decrease was primarily due to the cash contributions of £288 million (2013 – £591 million) made into the post employment plans, which included a one off €100 million (£85 million) payment into the Irish pension plans, partially offset by the net remeasurement of post employment plans. Total cash contributions to the group’s post employment plans for the year ending 30 June 2015 are expected to be approximately £185 million.

23

DIAGEO CONDENSED CONSOLIDATED INCOME STATEMENT

		Year ended 30 June 2014	Year ended 30 June 2013
			(Restated)
	Note	£ million	£ million
Sales	2	13,980	15,276
Excise duties		(3,722)	(3,973)
Net sales	2	10,258	11,303
Cost of sales		(4,029)	(4,416)
Gross profit		6,229	6,887
Marketing		(1,620)	(1,769)
Other operating expenses		(1,902)	(1,738)
Operating profit	2	2,707	3,380
Non-operating items	3	140	(83)
Finance income	4	241	259
Finance charge	4	(629)	(716)
Share of after tax results of associates and joint ventures		252	217
Profit before taxation		2,711	3,057
Taxation	5	(447)	(507)
Profit from continuing operations		2,264	2,550
Discontinued operations	3	(83)	-
Profit for the year		2,181	2,550

Attributable to:
Equity shareholders of the parent company		2,248	2,452
Non-controlling interests		(67)	98
		2,181	2,550

Basic earnings per share		pence	pence
Continuing operations		93.0	98.0
Discontinued operations		(3.3)	-
		89.7	98.0

Diluted earnings per share
Continuing operations		92.6	97.4
Discontinued operations		(3.3)	-
		89.3	97.4

Weighted average number of shares (in million)		2,506	2,502

Figures for the year ended 30 June 2013 have been restated following the adoption of IFRS 11 and the amendment to IAS 19. See notes 1 and 15 to the financial information.

24

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended 30 June 2014	Year ended 30 June 2014
		(restated)
	£ million	£ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net remeasurement of post employment plans
- group	(169)	119
- associates and joint ventures	2	(19)
Tax on post employment plans	20	(35)
	(147)	65
Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations excluding borrowings
- group	(1,133)	94
- non-controlling interests	(120)	36
- associates and joint ventures	(294)	108
Exchange differences on borrowings and derivative net investment
hedges	414	(207)
Tax on exchange differences on borrowings and derivative net
investment hedges	12	3
Effective portion of changes in fair value of cash flow hedges
- gains/(losses) taken to other comprehensive income - group	59	(48)
- (losses)/gains taken to other comprehensive income - associates
and joint ventures	(5)	7
- recycled to income statement	34	(33)
Tax on effective portion of changes in fair value of cash flow hedges	2	17
Fair value movements on available-for-sale investments
- gains taken to other comprehensive income	55	85
- recycled to income statement	(140)	-
Hyperinflation adjustment	11	4
Tax on hyperinflation adjustment	(2)	-
	(1,107)	66
Other comprehensive (loss)/income, net of tax, for the year	(1,254)	131
Profit for the year	2,181	2,550
Total comprehensive income for the year	927	2,681

Attributable to:
Equity shareholders of the parent company	1,114	2,547
Non-controlling interests	(187)	134
Total comprehensive income for the year	927	2,681

Figures for the year ended 30 June 2013 have been restated following the adoption of IFRS 11 and the amendment to IAS 19. See notes 1 and 15 to the financial information.

25

DIAGEO CONDENSED CONSOLIDATED BALANCE SHEET

		30 June 2014		30 June 2013
				(restated)
	Notes	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets		7,891		9,013
Property, plant and equipment		3,433		3,425
Biological assets		53		36
Investments in associates and joint ventures		3,201		2,521
Other investments		63		412
Other receivables		107		127
Other financial assets	9	250		393
Deferred tax assets		246		242
Post employment benefit assets		251		312
			15,495		16,481
Current assets
Inventories	6	4,222		4,207
Trade and other receivables		2,499		2,437
Assets held for sale		8		51
Other financial assets	9	118		65
Cash and cash equivalents	7	622		1,750
			7,469		8,510
Total assets			22,964		24,991
Current liabilities
Borrowings and bank overdrafts	7	(1,576)		(1,852)
Other financial liabilities	9	(146)		(122)
Trade and other payables		(2,800)		(3,212)
Corporate tax payable		(197)		(224)
Provisions		(132)		(109)
			(4,851)		(5,519)
Non-current liabilities
Borrowings	7	(7,638)		(8,217)
Other financial liabilities	9	(447)		(473)
Other payables		(94)		(118)
Provisions		(253)		(256)
Deferred tax liabilities		(1,365)		(1,467)
Post employment benefit liabilities		(726)		(853)
			(10,523)		(11,384)
Total liabilities			(15,374)		(16,903)
Net assets			7,590		8,088

Equity
Share capital		797		797
Share premium		1,345		1,344
Other reserves		2,243		3,154
Retained earnings		2,438		1,741
Equity attributable to equity shareholders of the parent company			6,823		7,036
Non-controlling interests			767		1,052
Total equity			7,590		8,088

Figures as at 30 June 2013 have been restated following the adoption of IFRS 11. See notes 1 and 15 to the financial information.

26

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

				Retained earnings/(deficit)			Equity attributable to
	Share capital	Share premium	Other reserves	Own shares	Other retained earnings	Total	parent company share-holders	Non-controlling interests	Total equity
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At 30 June 2012 as previously reported	797	1,344	3,213	(2,257)	2,491	234	5,588	1,223	6,811
Prior year adjustments (see note 1)
- Adoption of IFRS 11	-	-	-	-	-	-	-	(19)	(19)
At 30 June 2012 as restated	797	1,344	3,213	(2,257)	2,491	234	5,588	1,204	6,792
Total comprehensive income	-	-	(59)	-	2,606	2,606	2,547	134	2,681
Employee share schemes	-	-	-	25	(34)	(9)	(9)	-	(9)
Share-based incentive plans	-	-	-	-	45	45	45	-	45
Share-based incentive plans in respect
of associates	-	-	-	-	2	2	2	-	2
Tax on share-based incentive plans	-	-	-	-	30	30	30	-	30
Acquisitions	-	-	-	-	-	-	-	(21)	(21)
Change in fair value of put options	-	-	-	-	(7)	(7)	(7)	-	(7)
Purchase of non-controlling interests	-	-	-	-	(100)	(100)	(100)	(100)	(200)
Dividends paid	-	-	-	-	(1,125)	(1,125)	(1,125)	(100)	(1,225)
Transfers	-	-	-	-	65	65	65	(65)	-
At 30 June 2013 (restated)	797	1,344	3,154	(2,232)	3,973	1,741	7,036	1,052	8,088
Total comprehensive income	-	-	(911)	-	2,025	2,025	1,114	(187)	927
Employee share schemes	-	-	-	(48)	(67)	(115)	(115)	-	(115)
Share-based incentive plans	-	-	-	-	37	37	37	-	37
Share-based incentive plans in respect
of associates	-	-	-	-	3	3	3	-	3
Tax on share-based incentive plans	-	-	-	-	1	1	1	-	1
Shares issued	-	1	-	-	-	-	1	-	1
Acquisitions	-	-	-	-	-	-	-	8	8
Change in fair value of put options	-	-	-	-	(7)	(7)	(7)	-	(7)
Purchase of non-controlling interests	-	-	-	-	(19)	(19)	(19)	(18)	(37)
Dividends paid	-	-	-	-	(1,228)	(1,228)	(1,228)	(88)	(1,316)
At 30 June 2014	797	1,345	2,243	(2,280)	4,718	2,438	6,823	767	7,590

Figures for the years ended 30 June 2013 and 30 June 2012 have been restated following the adoption of IFRS 11 and the amendments to IAS 19. See notes 1 and 15 to the financial information.

27

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended		Year ended
	30 June 2014		30 June 2014
	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the year	2,181		2,550
Discontinued operations	83		-
Taxation	447		507
Share of after tax results of associates and joint ventures	(252)		(217)
Net finance charges	388		457
Non-operating items	(140)		83
Operating profit		2,707		3,380
Increase in inventories	(229)		(268)
Increase in trade and other receivables	(276)		(350)
(Decrease)/increase in trade and other payables and provisions	(92)		66
Net increase in working capital		(597)		(552)
Depreciation, amortisation and impairment	629		398
Dividends received	228		220
Post employment payments less amounts included in operating profit	(196)		(487)
Other items	(80)		45
		581		176
Cash generated from operations		2,691		3,004
Interest received	143		130
Interest paid	(575)		(557)
Taxation paid	(469)		(544)
		(901)		(971)
Net cash from operating activities		1,790		2,033
Cash flows from investing activities
Disposal of property, plant and equipment and computer software	80		39
Purchase of property, plant and equipment and computer software	(642)		(636)
Movements in loans and other investments	7		16
Sale of businesses	2		(16)
Acquisition of businesses	(536)		(644)
Net cash outflow from investing activities		(1,089)		(1,241)
Cash flows from financing activities
Proceeds from issue of share capital	1		-
Net purchase of own shares for share schemes	(113)		(11)
Dividends paid to non-controlling interests	(88)		(100)
Purchase of shares of non-controlling interests	(37)		(200)
Proceeds from bonds	1,378		2,100
Repayment of bonds	(1,471)		(869)
Net movements on other borrowings	(64)		7
Equity dividends paid	(1,228)		(1,125)
Net cash outflow from financing activities		(1,622)		(198)

Net (decrease)/increase in net cash and cash equivalents		(921)		594
Exchange differences		(192)		36
Net cash and cash equivalents at beginning of the year		1,645		1,015
Net cash and cash equivalents at end of the year		532		1,645

Net cash and cash equivalents consist of:
Cash and cash equivalents		622		1,750
Bank overdrafts		(90)		(105)
		532		1,645

Figures for the year ended 30 June 2013 have been restated following the adoption of IFRS 11. See notes 1 and 15 to the financial information.

28

NOTES

1. Basis of preparation

The financial information included within this report has been prepared using accounting policies in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted for use in the European Union (EU), and in accordance with the Disclosure and Transparency Rules (DTR) of the Financial Conduct Authority. This condensed consolidated financial information has been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements for the year ended 30 June 2013 except for the impact of the adoption of new accounting standards and amendments explained below. IFRS is subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance and the issuance of new standards by the IASB.

The directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the condensed consolidated financial statements.

New accounting policies

The following accounting standards and amendments, issued by the IASB and endorsed by the EU, are effective for the first time in the current financial year and have been adopted by the group:

IFRS 10 – Consolidated financial statements does not change the core principle that a consolidated entity presents a parent and its subsidiaries as if they were a single entity and does not have an impact on the mechanics of the consolidation. Application of IFRS 10 has not affected the scope of the consolidation.

IFRS 11 – Joint arrangements requires joint arrangements to be accounted for as a joint operation or as a joint venture depending on the rights and obligations of each party to the arrangement. This means that for certain entities the group’s share of their sales and other financial items is no longer consolidated on a line by line basis but the group’s net share of their net income is included in the line ’Share of after tax results of associates and joint ventures’. Following the adoption of IFRS 11, the group has restated its financial statements.

IFRS 12 – Disclosure of interests in other entities requires enhanced disclosures of the nature, risks and financial effects associated with the group’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities.

IFRS 13 – Fair value measurement explains how to measure fair value and aims to enhance fair value disclosures. The standard does not materially change the measurement of fair values, and has had no impact on the group’s financial position or performance.

Amendments to IAS 19 – Employee benefits changes a number of disclosure requirements for post employment arrangements and restricts the options currently available on how to account for defined benefit pension plans.

The most significant change that impacts the group is that the amendment requires the expected returns on pension plan assets, previously calculated based on management’s estimate of expected returns, to be replaced by a credit on the pension plan assets calculated at the liability discount rate.

Following the adoption of the above standards and amendments to standards, comparative prior year figures have been restated. The impact on the group's condensed consolidated statement of comprehensive income, net assets and net cash flow are provided in note 15 to the financial information. Restated segmental information for the year ended 30 June 2013 is provided on page 31.

The following amendments to the accounting standards, issued by the IASB and endorsed by the EU, have been adopted by the group from 1 July 2013 with no significant impact on its consolidated results or financial position:

Amendment to IAS 1 – Clarification of the requirements for comparative information

Amendment to IAS 16 – Classification of servicing equipment

IAS 27 (Revised) – Separate financial statements

IAS 28 (Revised) – Investments in associates and joint ventures

Amendment to IAS 32 – Tax effect of distribution to holders of equity instruments

Amendment to IAS 34 – Interim financial reporting

Amendment to IAS 36 – Recoverable amount disclosures for non-financial assets

Amendment to IFRS 7 – Disclosures – Offsetting financial assets and financial liabilities

29

The following standards issued by the IASB have not yet been adopted by the group:

IFRS 9 – Financial instruments (effective in the year ending 30 June 2019, not yet endorsed by the EU) is ultimately intended to replace IAS 39 and covers the classification, measurement and derecognition of financial instruments together with a new hedge accounting model and new impairment methodology.

The group is currently considering the impact of IFRS 9 on its consolidated results and financial position.

IFRS 15 – Revenue from contracts with customers (effective 1 January 2017, not yet endorsed by the EU) is based on the principle that revenue is recognised when control of goods or services is transferred to the customer and provides a single, principles based five-step model to be applied to all sales contracts. It replaces the separate models for goods, services and construction contracts under current IFRS.

Based on a preliminary assessment of the adoption of IFRS 15 the group currently believes this standard will have no significant impact on its consolidated results or financial position.

There are a number of amendments to IFRS, effective for the year ending 30 June 2015, which are not expected to significantly impact the group's performance or financial position.

The comparative figures for the financial year ended 30 June 2014 are not the company’s statutory accounts for that financial year. Those accounts have been reported on by the company’s auditor and delivered to the registrar of companies. The report of the auditor was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

2. Segmental information

The segmental information presented is consistent with management reporting provided to the executive committee (the chief operating decision maker).

The executive committee considers the business principally from a geographical perspective based on the location of third party sales and the business analysis is presented by geographical segment.

In addition a further segment reviewed by the executive committee is International Supply Centre (ISC). From 1 July 2013, the majority of the group's supply operations (formerly the Global Supply segment) have been integrated into demand markets while the supply operations in the United Kingdom, Ireland and Italy, which manufacture products for other group companies, are operated by the ISC. The results of the ISC segment are allocated to the geographical segments for the purpose of explaining the group’s performance. The management reporting, at budget exchange rate, for the year ended 30 June 2013 has not been restated as the integration of the non-ISC supply operations into the demand markets has not altered the externally reported net sales and operating profit before exceptional items of the geographical segments.

Continuing operations also include the Corporate function. Corporate revenues and costs are in respect of central costs, including finance, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to ISC. They also include rents receivable and payable in respect of properties not used by the group in the manufacture, sale or distribution of premium drinks and the results of Gleneagles Hotel.

Diageo uses shared services operations, including captive and outsourced centres, to deliver transaction processing activities for markets and operational entities. These centres are located in Hungary, Romania, Kenya, Colombia, the Philippines and China. The captive business service centre in Budapest also performs certain central finance activities, including elements of financial planning and reporting and treasury. The results of shared service operations are recharged to the regions.

The segmental information for net sales and operating profit before exceptional items is reported at budgeted exchange rates in line with management reporting. For management reporting purposes the group measures the current year at, and restates the prior year net sales and operating profit to, the current year’s budgeted exchange rates. These exchange rates are set prior to the financial year as part of the financial planning process and provide a consistent exchange rate to measure the performance of the business throughout the year. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group’s reported results are shown in the tables below. The comparative segmental information, prior to retranslation, has not been restated at the current year’s budgeted exchange rates but is presented at the budgeted rates for the respective years.

In addition, for management reporting purposes Diageo presents separately the result of acquisitions and disposals completed in the current and prior year from the results of the geographical segments. The impact of acquisitions and disposals on net sales and operating profit is disclosed under the appropriate geographical segments in the tables below at budgeted exchange rates.

30

Year ended 30 June 2014	North America £ million	Western Europe £ million	Africa, Eastern Europe and Turkey £ million	Latin America and Caribbean £ million	Asia Pacific £ million	ISC £ million	Eliminate inter- segment sales £ million	Total operating segments £ million	Corporate and other £ million	Total £ million

Sales	3,915	3,644	3,137	1,404	1,801	1,504	(1,504)	13,901	79	13,980
Net sales
At budgeted exchange rates*	3,563	2,099	2,231	1,311	1,446	1,595	(1,504)	10,741	79	10,820
Acquisitions and disposals	44	3	-	-	-	-	-	47	-	47
ISC allocation	12	50	11	10	8	(91)	-	-	-	-
Retranslation to actual exchange rates	(175)	17	(167)	(177)	(107)	-	-	(609)	-	(609)
Net sales	3,444	2,169	2,075	1,144	1,347	1,504	(1,504)	10,179	79	10,258
Operating profit/(loss)
At budgeted exchange rates*	1,535	585	619	397	333	84	-	3,553	(128)	3,425
Acquisitions and disposals	(12)	(1)	(2)	-	(19)	-	-	(34)	(2)	(36)
ISC allocation	11	46	10	9	8	(84)	-	-	-	-
Retranslation to actual exchange rates	(74)	9	(73)	(78)	(39)	-	-	(255)	-	(255)
Operating profit/(loss) before exceptional items	1,460	639	554	328	283	-	-	3,264	(130)	3,134
Exceptional items	(35)	(20)	(23)	(14)	(276)	(47)	-	(415)	(12)	(427)
Operating profit/(loss)	1,425	619	531	314	7	(47)	-	2,849	(142)	2,707
Non-operating items										140
Net finance charges										(388)
Share of after tax results of associates and joint ventures
- Moët Hennessy										246
- Other										6
Profit before taxation										2,711

Year ended 30 June 2013 (restated)	North America £ million	Western Europe £ million	Africa, Eastern Europe and Turkey £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Global Supply £ million	Eliminate inter- segment sales £ million	Total operating segments £ million	Corporate and other £ million	Total £ million

Sales	4,262	3,669	3,419	1,741	2,109	2,648	(2,648)	15,200	76	15,276
Net sales
At budgeted exchange rates*	3,707	2,207	2,249	1,416	1,480	2,754	(2,667)	11,146	76	11,222
Acquisitions and disposals	-	1	62	66	119	-	-	248	-	248
Global Supply allocation	36	27	7	11	6	(87)	-	-	-	-
Retranslation to actual exchange rates	(20)	(32)	(42)	(40)	(33)	(19)	19	(167)	-	(167)
Net sales	3,723	2,203	2,276	1,453	1,572	2,648	(2,648)	11,227	76	11,303
Operating profit/(loss)
At budgeted exchange rates*	1,445	631	651	480	369	82	-	3,658	(154)	3,504
Acquisitions and disposals	-	-	17	-	22	-	-	39	-	39
Global Supply allocation	46	26	7	-	3	(82)	-	-	-	-
Retranslation to actual exchange rates	(13)	(7)	(22)	(12)	(13)	-	-	(67)	3	(64)
Operating profit/(loss) before exceptional items	1,478	650	653	468	381	-	-	3,630	(151)	3,479
Exceptional items	-	(31)	(5)	-	(1)	(62)	-	(99)	-	(99)
Operating profit/(loss)	1,478	619	648	468	380	(62)	-	3,531	(151)	3,380
Non-operating items										(83)
Net finance charges										(457)
Share of after tax results of associates and joint ventures
– Moët Hennessy										230
– Other										(13)
Profit before taxation										3,057

* These items represent the IFRS 8 performance measures for the geographical and ISC/Global Supply segments.

31

(i)	The net sales figures for ISC/Global Supply reported to the executive committee primarily comprise inter-segment sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the ISC/Global Supply segment to the other operating segments, inter-segmental sales are not material.

(ii)	The group’s net finance charges are managed centrally and are not attributable to individual operating segments.

(iii)	Approximately 40% of annual net sales occur in the last four months of each calendar year.

Weighted average exchange rates used in the translation of income statements were US dollar – £1 = $1.63 (2013 – £1 = $1.57) and euro – £1 = €1.20 (2013 – £1 = €1.21). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar – £1 = $1.71 (30 June 2013 – £1 = $1.52) and euro – £1 = €1.25 (30 June 2013 – £1 = €1.17). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

3. Exceptional items

Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

	Year ended	Year ended
	30 June 2014	30 June 2013
	£ million	£ million
Items included in operating profit
Global efficiency programme	(98)	-
Supply excellence review	(35)	(25)
Restructuring of Irish brewing operations	(30)	(36)
Restructuring of Global Supply operations	-	(8)
	(163)	(69)
Brand and tangible asset impairment	(264)	(50)
Pension changes - past service credits	-	20
	(427)	(99)
Non-operating items
Fair value gain on USL	140	-
Sale of business	-	(83)
	140	(83)
Exceptional items before taxation	(287)	(182)

Items included in taxation
Tax on exceptional operating items	99	27
Tax on exceptional non-operating items	-	28
	99	55
Exceptional items in continuing operations	(188)	(127)

Discontinued operations net of taxation
Thalidomide	(83)	-
Total exceptional items	(271)	(127)
Attributable to:
Equity shareholders of the parent company	(146)
Non-controlling interests	(125)
Total exceptional items	(271)
Exceptional items included in operating profit are charged to:
Cost of sales	(23)	(27)
Other operating expenses	(404)	(72)
	(427)	(99)

Cash generated from operations is stated after £104 million (2013 – £61 million) of cash outflows in respect of exceptional operating items and £59 million (2013 – £23 million) in respect of thalidomide.

32

4. Finance income and charges

	Year ended	Year ended
	30 June 2014	30 June 2013
		(restated)
	£ million	£ million
Interest income	109	99
Fair value gain on interest rate instruments	115	155
Total interest income	224	254
Interest charges	(455)	(502)
Fair value loss on interest rate instruments	(117)	(151)
Total interest charges	(572)	(653)
Net interest charges	(348)	(399)
Net finance income in respect of post employment plans in surplus	17	-
Other finance income	-	5
Total other finance income	17	5
Net finance charge in respect of post employment plans in deficit	(29)	(38)
Unwinding of discounts	(9)	(16)
Hyperinflation adjustment on Venezuela operations	(13)	(4)
Other finance charges	(6)	(5)
Total other finance charges	(57)	(63)
Net other finance charges	(40)	(58)

5. Taxation

For the year ended 30 June 2014, the £447 million taxation charge (2013 – £507 million) comprises a UK tax charge of £48 million (2013 – £51 million) and a foreign tax charge of £399 million (2013 – £456 million).

6. Inventories

	30 June 2014	30 June 2013
		(restated)
	£ million	£ million
Raw materials and consumables	306	346
Work in progress	59	63
Maturing inventories	3,300	3,182
Finished goods and goods for resale	557	616
	4,222	4,207

7. Net borrowings

	30 June 2014	30 June 2013
		(restated)
	£ million	£ million
Borrowings due within one year and bank overdrafts	(1,576)	(1,852)
Borrowings due after one year	(7,638)	(8,217)
Fair value of foreign currency forwards and swaps	25	205
Fair value of interest rate hedging instruments	8	-
Finance lease liabilities	(291)	(289)
	(9,472)	(10,153)
Cash and cash equivalents	622	1,750
	(8,850)	(8,403)

33

8. Reconciliation of movement in net borrowings

	Year ended	Year ended 30 June 2013
	30 June 2014	(restated)
	£ million	£ million
Net (decrease)/increase in cash and cash equivalents before exchange	(921)	594
Net decrease/(increase) in bonds and other borrowings	157	(1,238)
Increase in net borrowings from cash flows	(764)	(644)
Exchange differences on net borrowings	349	(116)
Other non-cash items	(32)	(70)
Net borrowings at beginning of the year	(8,403)	(7,573)
Net borrowings at end of the year	(8,850)	(8,403)

Other non-cash items primarily comprise fair value changes on bonds, interest rate derivatives and new finance leases.

In the year ended 30 June 2014, the group repaid bonds of €1,150 million (£983 million) and $804 million (£488 million) and issued bonds of €1,700 million (£1,378 million), consisting of €850 million (£691 million) of 1.125% bonds due May 2019 and €850 million (£687 million) of 2.375% bonds due May 2026.

9. Financial instruments

Fair value measurements of financial instruments are presented through the use of a three-level fair value hierarchy that prioritises the valuation techniques used in fair value calculations.

The group maintains policies and procedures to value instruments using the most relevant data available. If multiple inputs that fall into different levels of the hierarchy are used in the valuation of an instrument, the instrument is categorised on the basis of the most subjective input.

Foreign currency forwards and swaps, cross currency swaps and interest rate swaps are valued using discounted cash flow techniques. These techniques incorporate inputs at levels 1 and 2, such as foreign exchange rates and interest rates. These market inputs are used in the discounted cash flow calculation incorporating the instrument’s term, notional amount and discount rate, and taking credit risk into account. As significant inputs to the valuation are observable in active markets, these instruments are categorised as level 2 in the hierarchy.

There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities in the year ended 30 June 2014.

The group’s financial assets and liabilities measured at fair value are categorised as follows:

	30 June 2013	30 June 2013
	£ million	£ million
Available-for-sale investments	-	350
Unadjusted quoted prices in active markets (Level 1)	-	350
Derivative assets	368	458
Derivative liabilities	(194)	(191)
Valuation techniques based on observable market input (Level 2)	174	267
Other financial liabilities	(108)	(115)
Valuation techniques based on unobservable market input (Level 3)	(108)	(115)

Finance lease liabilities amounted to £291 million in the year ended 30 June 2014 (30 June 2013 – £289 million).

The carrying amount of the group’s financial assets and liabilities are generally the same as their fair value apart from borrowings. At 30 June 2014 the fair value of gross borrowings (excluding finance lease liabilities and the fair value of derivative instruments) was £9,662 million and the carrying value was £9,214 million (30 June 2013 – £10,436 million and £10,069 million respectively).

34

10. Dividends and other reserves
	Year ended	Year ended
	30 June 2014	30 June 2013
	£ million	£ million
Amounts recognised as distributions to equity shareholders in the year
Final dividend paid for the year ended 30 June 2013 of 29.3 pence per share (2012 – 26.9 pence)	735	673
Interim dividend paid for the year ended 30 June 2014 of 19.7 pence per share (2013 – 18.1 pence)	493	452
	1,228	1,125

A final dividend of 32.0 pence per share for year ended 30 June 2014 was recommended by the board on 30 July 2014 for approval by shareholders at the Annual General Meeting to be held on 18 September 2014. As the approval will be after the balance sheet date it has not been included as a liability.

Other reserves of £2,243 million at 30 June 2014 (2013 – £3,154 million) include a capital redemption reserve of £3,146 million (2013 – £3,146 million) and hedging and exchange reserve of £903 million deficit (2013 – £8 million credit).

11. Acquisition of businesses

United Spirits Limited

On 4 July 2013, Diageo purchased a further 14.98% investment (21.77 million shares) in United Spirits Limited (USL) at a cost of INR 1440 per share totalling INR 31.3 billion (£342 million). This took the group's investment in USL to 25.02% and changed its accounting treatment from available-for-sale investments to associates.

During the year Diageo acquired an additional 3.76% investment in USL through on-market purchases on the Bombay Stock Exchange at a cost totalling INR 13.4 billion (£132 million). This brought the aggregate investment held by Diageo to 28.78% of USL.

Diageo have accounted for USL as an associate in the year ended 30 June 2014. Diageo’s share of USL’s results was not material.

On 2 July 2014, on the completion of a tender offer Diageo acquired an additional 26% (37.79 million shares) investment in USL at a cost of INR 3030 per share for a total consideration of INR 114.5 billion (£1,118 million). This has taken the group’s investment to 54.78% (excluding 2.38% owned by the USL Benefit Trust) and a non-controlling interest representing 43.9% of the net assets acquired will be established.

The initial accounting for this business combination has not been completed as the most recent stage of the acquisition to take the group’s investment to 54.78% completed on 2 July 2014 and the financial statements of USL for the year ended 31 March 2014 have not yet been finalised and approved. Accordingly the fair value assessment of USL’s balance sheet including brands acquired and the related deferred tax have not been finalised. It is anticipated that a provisional opening fair value balance sheet of USL will be provided in the 31 December 2014 interim financial information. A gain of £103 million is expected to be recognised in the 2015 financial statements reflecting the step up in investment from associate to subsidiary. This will be reported as a non-operating exceptional gain in the group’s consolidated accounts in the year ending 30 June 2015.

SJF Holdco

On 2 August 2013, Diageo completed the acquisition of a further 7% equity stake in Sichuan Chengdu Shuijingfang Group Co., Ltd. (SJF Holdco) for a cash consideration of RMB 326 million (£35 million). The acquisition of this additional stake in SJF Holdco brought Diageo’s shareholding to 100% and increased its effective interest in Shuijingfang from 36.9% to 39.7%.

35

12. Contingent liabilities and legal proceedings

(a) Guarantees

As of 30 June 2014 the group has no material guarantees or indemnities to third parties with the exception of a conditional back-stop guarantee issued by Diageo Holdings Netherlands B.V. (DHN) to Standard Chartered Bank (Standard Chartered), pursuant to a guarantee commitment agreement (the guarantee agreement) in respect of the liabilities of Watson Limited (Watson), a company affiliated with Dr Vijay Mallya, under a $135 million (£81 million) facility from Standard Chartered. The guarantee agreement was entered into as part of the arrangements put in place at closing of the USL transaction and announced by Diageo on 4 July 2013. The term of this facility and the DHN guarantee were extended on 22 July 2014 for an additional period of six months, with the monetary limits of both the facility and the guarantee remaining unchanged. The terms of the guarantee continue to require that the right of Standard Chartered to call on the guarantee is subject to Standard Chartered having first taken certain agreed steps to recover from Watson, including defined steps towards enforcement of its security package. In addition, DHN has, in respect of its potential liability under this guarantee, the benefit of counter-indemnities from Watson and Dr Vijay Mallya as well as the security package put in place for the facility.

(b) Colombian litigation

An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies, alleging several causes of action, including violations of the Federal RICO Act. This claim was dismissed in November 2012. The dismissal was without prejudice and as such, plaintiffs are not barred from bringing a similar action in future. Diageo cannot meaningfully quantify the possible loss or range of loss in the event of any future litigation. Diageo remains committed to continued dialogue with the Colombian governmental entities to address the underlying issues.

(c) Korean customs dispute

Litigation is ongoing in Korea in connection with the application of the methodology used in transfer pricing on spirits imports since 2004. In December 2009, Diageo Korea received a final customs audit assessment notice from the Korean customs authorities, covering the period from 1 February 2004 to 30 June 2007, for Korean won 194 billion or £112 million (including £14 million of value added tax), which was paid in full and appealed to the Korean Tax Tribunal.

On 18 May 2011, the Tax Tribunal made a determination that the statute of limitations had run for part of the assessment period, ordered a partial penalty refund and instructed the Korean customs authorities to reinvestigate the remaining assessments. Accordingly, a refund of Korean won 43 billion or £25 million (including £2 million of value added tax) was made to Diageo Korea in the year ended 30 June 2012.

However, post the completion of the reinvestigation, the Korean customs authorities have concluded that they will continue to pursue the application of the same methodology and on 18 October 2011 a further final imposition notice was issued for Korean won 217 billion or £125 million (including £14 million of value added tax) in respect of the period from 29 February 2008 to 31 October 2010.

In response Diageo Korea filed a claim with the Seoul Administrative Court (Court) along with a petition for preliminary injunction to stay the final imposition notice. The Court granted Diageo Korea’s request for a preliminary injunction and has stayed the final imposition until the decision of the Court on the underlying matter. On 31 October 2012, the Court instructed the Korean customs authorities to reinvestigate the second imposition notice per the instructions of the Tax Tribunal and stayed the Court hearings until the completion of the re-audit. The re-audit was completed in February 2013 and the Court hearings continue.

The underlying matter remains in progress with the Court and Diageo Korea is unable to quantify meaningfully the possible loss or range of loss to which these claims may give rise. Diageo Korea continues to defend its position vigorously.

(d) Thalidomide litigation

In Australia, class action claims alleging product liability and negligence for injuries arising from the consumption of the drug thalidomide were filed in the Supreme Court of Victoria against Distillers Company (Biochemicals) Limited, its parent Diageo Scotland Limited (formerly Distillers Company Limited), as well as against Grϋnenthal GmbH, the developer of the drug (not a member of the group). On 18 July 2012 Diageo settled the claim of the lead claimant Lynette Rowe and agreed a process to consider the remaining claimants. As a result of that process, agreement was reached between Diageo and the claimants, without admission of liability by Diageo, to settle the class action claims for the sum of AU$89 million (£49 million) and AU$6.5 million (£4 million) in costs which was charged to discontinued operations in the income statement. The settlement was subsequently approved by the Supreme Court of Victoria on 7 February 2014 and the class action claims were dismissed. Grϋnenthal GmbH is not a party to the settlement.

In the United Kingdom, legal proceedings were commenced on behalf of eight claimants in June 2014. At this time, little is known about the specifics of this case. More recently, the possibility of a second lawsuit was suggested in correspondence with lawyers for a second, smaller group of claimants, though proceedings have not yet been commenced in relation to this group.

Distillers Company (Biochemicals) Limited distributed the drug in Australia and the United Kingdom for a period in the late 1950s and early 1960s. Diageo is unable to quantify meaningfully the possible loss or range of loss to which any lawsuit may give rise. The group has worked voluntarily for many years with various thalidomide organisations and has provided significant financial support.

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(e) Acquisition of USL shares from UBHL, winding-up petitions against UBHL and other proceedings in relation to the USL transaction

On 4 July 2013 Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited (UBHL) and various other sellers (the SPA) of 21,767,749 shares (14.98%) in USL for a total consideration of INR 31.3 billion (£342 million), including 10,141,437 shares (6.98%) from UBHL. Through a series of further transactions, as of 2 July 2014, Diageo has a 54.78% investment in USL.

Prior to the acquisition from UBHL on 4 July 2013, the High Court of Karnataka (the High Court) had granted leave to UBHL under sections 536 and 537 of the Indian Companies Act (the Leave Order) to enable the sale by UBHL to Diageo to take place (the UBHL Share Sale) notwithstanding the continued existence of five winding-up petitions (the Original Petitions) that were pending against UBHL on 9 November 2012, being the date of the SPA. Additional winding-up petitions have been brought against UBHL since 9 November 2012, and the Leave Order did not extend to them. At the time of the completion of the UBHL Share Sale, the Leave Order remained subject to review on appeal. However, as stated by Diageo at the time of closing on 4 July 2013, it was considered unlikely that any appeal process in respect of the Leave Order would definitively conclude on a timely basis and, accordingly, Diageo waived the conditionality under the SPA relating to the absence of insolvency proceedings in relation to UBHL and acquired the 10,141,437 USL shares from UBHL at that time.

Following closing of the UBHL Share Sale, appeals were filed by various petitioners in respect of the Leave Order. On 20 December 2013, the division bench of the High Court set aside the Leave Order (the 20 December Order). Following the 20 December Order, Diageo filed special leave petitions (SLPs) in the Supreme Court of India against the 20 December Order.

On 10 February 2014, the Supreme Court of India issued an order admitting the SLPs and ordering that the status quo be maintained with regard to the UBHL Share Sale. The SLPs are scheduled for a next hearing date in the Supreme Court on 9 September 2014.

In separate proceedings, the various winding-up petitions against UBHL have been progressing through the High Court since closing of the UBHL Share Sale. In separate rulings issued by the High Court on 22 November 2013 and 13 December 2013, the High Court admitted two of the winding up petitions against UBHL. An appeal filed by UBHL against the first ruling issued on 22 November 2013 was dismissed by a division bench of the High Court on 16 December 2013. That dismissal is now the subject of a further appeal by UBHL before the Supreme Court of India. On 6 February 2014, UBHL filed an appeal with a division bench of the High Court against the second ruling issued on 13 December 2013 and that appeal is now pending.

Diageo continues to believe that the acquisition price of INR 1440 paid to UBHL for the USL shares is fair and reasonable as regards UBHL, UBHL's shareholders and UBHL's secured and unsecured creditors. However, adverse results for Diageo in the proceedings referred to above could, absent leave or relief in other proceedings, ultimately result in Diageo losing title to the 10,141,437 USL shares acquired from UBHL. Diageo believes it would remain in control of USL and be able to consolidate USL as a subsidiary regardless of the outcome of this litigation. There can be no certainty as to the outcome of the existing or any further related legal proceedings or the timeframe within which they would be concluded.

Diageo also has the benefit of certain contractual undertakings and commitments from the relevant sellers in relation to potential challenges to its unencumbered title to the USL shares acquired on 4 July 2013, including relating to the winding-up petitions described above and/or certain losses and costs that may be incurred in the event of third party actions relating to the acquisition of the USL shares.

Separately, Diageo continues to pursue completion of the acquisition of an additional 3,459,090 USL shares (representing approximately 2.38% of the share capital of USL) under the SPA from the USL Benefit Trust. Currently certain lenders to USL are refusing to release security that they hold over those shares notwithstanding that they have been repaid in full. USL is taking steps including proceedings before the High Court to expedite the release of the security. As previously disclosed, if it is not ultimately possible to complete the acquisition in relation to these shares, they would instead continue to be held by the USL Benefit Trust subject to an undertaking that the trustees would only vote the shares at the direction of USL.

(f) Other

The group has extensive international operations and is defendant in a number of legal, customs and tax proceedings incidental to these operations, the outcome of which cannot at present be foreseen. In particular, the group is currently the defendant in various customs proceedings that challenge the declared customs value of products imported by certain Diageo companies. Diageo continues to defend its position vigorously in these proceedings.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

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13. Related party transactions

The group’s significant related parties are its associates, joint ventures, key management personnel and pension plans. There have been no transactions with these related parties during the year ended 30 June 2014 on terms other than those that prevail in arm’s length transactions.

14. Post balance sheet events

On 2 July 2014, with the completion of the tender offer the group acquired an additional 26% investment in USL, see note 11.

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15. Impact of new accounting standards

As reported in note 1, the group has adopted IFRS 11 and the amendment to IAS 19. As a consequence, comparative prior year figures have been restated. Restated consolidated statement of comprehensive income for the year ended 30 June 2013 is set out below:

Consolidated statement of comprehensive income for the year ended 30 June 2013

	As reported	IFRS 11	IAS 19	Restated
	£ million	£ million	£ million	£ million

Sales	15,487	(211)	-	15,276
Excise duties	(4,054)	81	-	(3,973)
Net sales	11,433	(130)	-	11,303
Operating costs before exceptional items	(7,903)	89	(10)	(7,824)
Operating profit before exceptional items	3,530	(41)	(10)	3,479
Exceptional operating items	(99)	-	-	(99)
Operating profit	3,431	(41)	(10)	3,380
Exceptional non-operating items	(83)	-	-	(83)
Net finance charges	(424)	-	(33)	(457)
Share of after tax results of associates and joint ventures	199	18	-	217
Profit before taxation	3,123	(23)	(43)	3,057
Taxation	(529)	12	10	(507)
Profit for the year	2,594	(11)	(33)	2,550
Other comprehensive income	98	-	33	131
Total comprehensive income for the year	2,692	(11)	-	2,681

Profit for the year attributable to:
Equity shareholders	2,485	-	(33)	2,452
Non-controlling interests	109	(11)	-	98
	2,594	(11)	(33)	2,550

Total comprehensive income for the year attributable to:
Equity shareholders	2,547	-	-	2,547
Non-controlling interests	145	(11)	-	134
	2,692	(11)	-	2,681

	pence	pence	pence	pence
Basic earnings per share	99.3	-	(1.3)	98.0
Diluted earnings per share	98.7	-	(1.3)	97.4

The adoption of IFRS 11 reduced the group's net assets by £19 million at 30 June 2013 and reduced the group’s net cash outflow by £7 million for the year ended 30 June 2013. The amendment to IAS 19 has affected neither the group’s net assets nor the group’s net cash outflow.

39

ADDITIONAL INFORMATION FOR SHAREHOLDERS

EXPLANATORY NOTES

Comparisons are to the year ended 30 June 2013 (2013) unless otherwise stated. Unless otherwise stated, percentage movements given throughout this announcement for volume, sales, net sales, marketing, operating profit and operating margin are organic movements after retranslating prior year reported numbers at current year exchange rates and after adjusting for the effect of exceptional items and acquisitions and disposals.

This announcement contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. Please refer to page 46 – ‘Cautionary statement concerning forward-looking statements’ for more details.

This announcement includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use.

Definitions and reconciliation of non-GAAP measures to GAAP measures

Diageo’s strategic planning process is based on the following non-GAAP measures. They are chosen for planning and reporting, and some of them are used for incentive purposes. The group’s management believes these measures provide valuable additional information for users of the financial statements in understanding the group’s performance. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

Volume

Volume is a non-GAAP measure that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9; wine in nine-litre cases, divide by five; ready to drink in nine-litre cases, divide by 10; and certain pre-mixed products that are classified as ready to drink in nine-litre cases, divide by five.

Organic movements

In the discussion of the performance of the business, 'organic' information is presented using pounds sterling amounts on a constant currency basis excluding the impact of exceptional items and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both years and which represents those measures that local managers are most directly able to influence.

Calculation of organic movements

The organic movement percentage is the amount in the row headed ‘Organic movement’ in the tables below, expressed as a percentage of the amount in the row headed ‘2013 adjusted’. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements and acquisitions and disposals.

(a) Exchange rates

'Exchange' in the organic movement calculation reflects the adjustment to recalculate the prior year results as if they had been generated at the current year’s exchange rates.

Exchange impacts in respect of the external hedging of intergroup sales of products and the inter group recharging of third party services are allocated to the geographical segment to which they relate. Residual exchange impacts are reported in Corporate.

(b) Acquisitions and disposals

For acquisitions in the current year, the post acquisition results are excluded from the organic movement calculations. For acquisitions in the prior year, post acquisition results are included in full in the prior year but are included in the organic movement calculation from the anniversary of the acquisition date in the current year. The acquisition row also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior year in respect of acquisitions that, in management’s judgement, are expected to complete.

Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current or prior year, the group, in the organic movement calculations, excludes the results for that business from the current and prior year. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management.

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(c) Exceptional items

Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate but are excluded from the organic movement calculations.

Organic movement calculations for the year ended 30 June 2014 were as follows:

	North America units million	Western Europe units million	Africa, Eastern Europe and Turkey units million	Latin America and Caribbean units million	Asia Pacific units million	Corporate units million	Total units million
Volume
2013 reported	53.7	33.6	37.9	23.3	16.5	-	165.0
IFRS11*	(0.1)	-	-	-	(0.7)	-	(0.8)
2013 reported (restated)	53.6	33.6	37.9	23.3	15.8	-	164.2
Disposals***	(4.3)	(0.6)	-	(0.2)	(0.2)	-	(5.3)
2013 adjusted	49.3	33.0	37.9	23.1	15.6	-	158.9
Acquisitions and disposals***	0.7	0.1	-	0.1	-	-	0.9
Organic movement	(0.7)	(0.1)	(1.9)	(0.2)	(0.8)	-	(3.7)
2014 reported	49.3	33.0	36.0	23.0	14.8	-	156.1
Organic movement %	(1)	-	(5)	(1)	(5)	n/a	(2)

	North America	Western Europe	Africa, Eastern Europe and Turkey	Latin America and Caribbean	Asia Pacific	Corporate	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Sales
2013 reported	4,272	3,686	3,423	1,745	2,285	76	15,487
IFRS11*	(10)	(17)	(4)	(4)	(176)	-	(211)
2013 reported (restated)	4,262	3,669	3,419	1,741	2,109	76	15,276
Exchange**	(176)	8	(358)	(389)	(167)	-	(1,082)
Disposals***	(336)	(64)	(8)	(11)	(11)	-	(430)
2013 adjusted	3,750	3,613	3,053	1,341	1,931	76	13,764
Acquisitions and disposals***	52	9	-	1	-	-	62
Organic movement	113	22	84	62	(130)	3	154
2014 reported	3,915	3,644	3,137	1,404	1,801	79	13,980
Organic movement %	3	1	3	5	(7)	4	1
Net sales
2013 reported	3,733	2,220	2,280	1,457	1,667	76	11,433
IFRS11*	(10)	(17)	(4)	(4)	(95)	-	(130)
2013 reported (restated)	3,723	2,203	2,276	1,453	1,572	76	11,303
Exchange**	(156)	9	(210)	(328)	(112)	-	(797)
Disposals***	(272)	(45)	(6)	(9)	(7)	-	(339)
2013 adjusted	3,295	2,167	2,060	1,116	1,453	76	10,167
Acquisitions and disposals***	41	7	-	1	-	-	49
Organic movement	108	(5)	15	27	(106)	3	42
2014 reported	3,444	2,169	2,075	1,144	1,347	79	10,258
Organic movement %	3	-	1	2	(7)	4	-

41

	North America	Western Europe	Africa, Eastern Europe and Turkey	Latin America and Caribbean	Asia Pacific	Corporate	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Marketing
2013 reported	585	328	265	233	370	6	1,787
IFRS11*	(4)	-	-	-	(14)	-	(18)
2013 reported (restated)	581	328	265	233	356	6	1,769
Exchange**	(27)	-	(24)	(30)	(27)	-	(108)
Disposals***	(27)	(4)	(1)	(2)	-	-	(34)
2013 adjusted	527	324	240	201	329	6	1,627
Acquisitions and disposals***	3	-	-	-	-	-	3
Organic movement	10	(1)	2	2	(24)	1	(10)
2014 reported	540	323	242	203	305	7	1,620
Organic movement %	2	-	1	1	(7)	17	(1)

Operating profit before exceptional items
2013 reported	1,484	656	654	471	414	(149)	3,530
IFRS11 and amendment to IAS19*	(6)	(6)	(1)	(3)	(33)	(2)	(51)
2013 reported (restated)	1,478	650	653	468	381	(151)	3,479
Exchange**	(54)	(5)	(95)	(151)	(35)	4	(336)
Acquisitions and disposals***	(59)	(8)	1	2	(1)	-	(65)
2013 adjusted	1,365	637	559	319	345	(147)	3,078
Acquisitions and disposals***	(12)	-	(3)	-	(18)	(2)	(35)
Organic movement	107	2	(2)	9	(44)	19	91
2014 reported	1,460	639	554	328	283	(130)	3,134
Organic movement %	8	-	-	3	(13)	13	3
Organic operating margin %
2014	43.3%	29.6%	26.8%	28.7%	22.3%	n/a	31.0%
2013	41.4%	29.4%	27.1%	28.6%	23.7%	n/a	30.3%
Margin improvement (bps)	183	16	(29)	11	(140)	n/a	77

(1)	For the reconciliation of sales to net sales and operating profit before exceptional items to operating profit see page 20 and page 31.

Notes: Information in respect of the organic movement calculations

*	Prior year figures are restated following the adoption of IFRS11 and the amendment to IAS19 (see note 15).
**	The exchange adjustments for sales, net sales, marketing and operating profit are principally in respect of the Venezuelan bolivar, the US dollar, the Turkish lira and the South African rand.
***	In the year ended 30 June 2014 the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows:

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					Operating
	Volume	Sales	Net sales	Marketing	profit
	units million	£ million	£ million	£ million	£ million
2013
Acquisitions
Transaction costs	-	-	-	-	4
Integration costs	-	-	-	-	4
	-	-	-	-	8
Disposals
Jose Cuervo	(4.7)	(379)	(295)	(29)	(72)
Nuvo	(0.2)	(14)	(13)	(5)	3
Other disposals	(0.4)	(37)	(31)	-	(4)
	(5.3)	(430)	(339)	(34)	(73)

Acquisitions and disposals	(5.3)	(430)	(339)	(34)	(65)

2014
Acquisitions
DeLeón	-	-	-	3	(3)
Transaction costs	-	-	-	-	(13)
Integration costs	-	-	-	-	(12)
	-	-	-	3	(28)
Disposals
Jose Cuervo	0.7	53	42	-	(9)
Other disposals	0.2	9	7	-	2
	0.9	62	49	-	(7)

Acquisitions and disposals	0.9	62	49	3	(35)

Earnings per share before exceptional items

Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.

Earnings per share before exceptional items for the year ended 30 June 2014 and 30 June 2013 are set out in the table below.

	2014	2013
		(restated)
	£ million	£ million

Profit attributable to equity shareholders of the parent company	2,248	2,452
Exceptional operating items	261	99
Non-operating items	(140)	83
Tax in respect of exceptional operating and non-operating items	(58)	(55)
Discontinued operations	83	-
	2,394	2,579

Weighted average number of shares in issue (million)	2,506	2,502

Earnings per share before exceptional items (pence)	95.5	103.1

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Free cash flow

Free cash flow comprises the net cash flow from operating activities aggregated with the net movements in loans receivable and other investments and with the net purchase of property, plant and equipment and computer software that are included in net cash flow from investing activities.

The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group’s management, are in respect of the acquisition and sale of businesses.

The group’s management regards the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisitions and sales of businesses are discretionary.

Where appropriate, separate explanations are given for the impacts of acquisitions and sale of businesses, dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.

Free cash flow reconciliations for the years ended 30 June 2014 and 30 June 2013 are set out in the table below:

	2014 £ million	2013 (restated) £ million

Net cash from operating activities	1,790	2,033
Disposal of property, plant and equipment and computer software	80	39
Purchase of property, plant and equipment and computer software	(642)	(636)
Movements in loans and other investments	7	16
Free cash flow	1,235	1,452

Return on average total invested capital

Return on average total invested capital is used by management to assess the return obtained from the group’s asset base and is calculated to aid evaluation of the performance of the business.

The profit used in assessing the return on average total invested capital reflects operating profit before exceptional items plus share of after tax results of associates and joint ventures after applying the tax rate before exceptional items for the year. Average total invested capital is calculated using the average derived from the consolidated balance sheets at the beginning, middle and end of the year. Average capital employed comprises average net assets for the year, excluding post employment benefit net liabilities (net of deferred tax) and average net borrowings. This average capital employed is then aggregated with the average restructuring and integration costs net of tax, and goodwill written off to reserves at 1 July 2004, the date of transition to IFRS, to obtain the average total invested capital.

Calculations for the return on average total invested capital for the years ended 30 June 2014 and 30 June 2013 are set out in the table below:

	2014	2013
		(restated)
	£ million	£ million

Operating profit	2,707	3,380
Exceptional operating items	427	99
Share of after tax results of associates and joint ventures	252	217
Tax at the tax rate before exceptional items of 18.2% (2013 – 17.4%)	(616)	(643)
	2,770	3,053

Average net assets (excluding net post employment liabilities)*	8,414	8,183
Average net borrowings	8,783	7,956
Average integration and restructuring costs (net of tax)	1,498	1,413
Goodwill at 1 July 2004	1,562	1,562
Average total invested capital	20,257	19,114

Return on average total invested capital	13.7%	16.0%

* The opening balance sheet for the year ended 30 June 2014 was adjusted to include £342 million in respect of the acquisition of an additional investment in USL on 4 July 2013.

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Tax rate before exceptional items

Tax rate before exceptional items is calculated by dividing the total tax charge on continuing operations before tax charges and credits, classified as or in respect of exceptional items, by profit before taxation adjusted to exclude the impact of exceptional operating and non-operating items, expressed as a percentage. The measure is used by management to assess the rate of tax applied to the group’s continuing operations before tax on exceptional items.

The tax rates from continuing operations before exceptional and after exceptional items for the years ended 30 June 2014 and 30 June 2013 are set out in the table below:

	2014 £ million	2013 (restated) £ million

Tax before exceptional items (a)	546	562
Tax in respect of exceptional items	(99)	(55)
Taxation on profit from continuing operations (b)	447	507

Profit from continuing operations before taxation and exceptional items (c)	2,998	3,239
Non-operating items	140	(83)
Exceptional operating items	(427)	(99)
Profit before taxation (d)	2,711	3,057

Tax rate before exceptional items (a/c)	18.2%	17.4%
Tax rate from continuing operation after exceptional items (b/d)	16.5%	16.6%

Other definitions

Volume share is a brand’s volume expressed as a percentage of the volume of all brands in its segment. Value share is a brand’s retail sales expressed as a percentage of the retail sales of all brands in its segment. Unless otherwise stated, share refers to value share.

Price/mix is the number of percentage points by which the organic movement in net sales exceeds the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants or as price changes are implemented.

References to emerging markets include Russia, Eastern Europe, Turkey, Africa, Latin America and Caribbean, and Asia Pacific (excluding Australia, Korea and Japan).

References to reserve brands include Johnnie Walker Blue Label, Johnnie Walker Green Label, Johnnie Walker Gold Label 18 year old, Johnnie Walker Gold Label Reserve, Johnnie Walker Platinum Label 18 year old, John Walker & Sons Collection, Johnnie Walker The Gold Route, Johnnie Walker The Royal Route, and other Johnnie Walker super premium brands; The Singleton, Cardhu, Talisker, Lagavulin and other malt brands; Buchanan’s Special Reserve, Buchanan’s Red Seal; Bulleit Bourbon, Bulleit Rye; Tanqueray No. TEN, Tanqueray Malacca; Cîroc, Ketel One vodka; Don Julio, Zacapa and Bundaberg SDlx.

References to premium core brands include brands that markets identified as their core offerings. These are selected on a market by market basis and generally include brands such as Johnnie Walker Red Label, Johnnie Walker Black Label, Crown Royal, Buchanan’s, JɛB, Baileys, Smirnoff, Captain Morgan, Guinness, Shui Jing Fang and Yenì Raki.

References to ready to drink (RTD) also include ready to serve products, such as pre-mix cans in some markets, and progressive adult beverages in the United States and certain markets supplied by the United States.

References to beer include non-alcoholic malt based products such as Guinness Malta.

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RISK FACTORS

Diageo’s products are sold in over 180 countries worldwide, which subjects Diageo to risks and uncertainties in multiple jurisdictions across developed and developing markets. The group’s aim is to manage risk and control its business and financial activities cost-effectively and in a manner that enables it to: exploit profitable business opportunities in a disciplined way; avoid or reduce risks that can cause loss, reputational damage or business failure; manage and mitigate historic risks and exposures of the group; support operational effectiveness; and enhance resilience to external events. To achieve this, an ongoing process has been established for identifying, evaluating and managing risks faced by the group. A detailed description of the key risks and uncertainties facing the group are described in the ’Business description’ section of the annual report for the year ended 30 June 2013.

These key risks and uncertainties include: unfavourable economic conditions or political or other developments and risks in the countries in which Diageo operates; changes in consumer preferences and tastes and adverse impacts of a declining economy, among many factors, may adversely affect demand; litigation directed at the beverage alcohol industry and other litigation; climate change, or legal, regulatory or market measures to address climate change; water scarcity or poor quality; increased costs of raw materials or energy; regulatory decisions and changes in the legal and regulatory environment could increase Diageo’s costs and liabilities or limit its business activities; increasing costs of monitoring and maintaining compliance with anti-corruption laws; failure to maintain Diageo’s brand image and corporate reputation; competition may reduce Diageo’s market share and margins; expected benefits may not be derived from Diageo’s strategy focused on premium drinks or from its acquisitions or its cost-saving and restructuring programmes designed to enhance earnings; contamination, counterfeiting or other events could harm integrity of customer support for Diageo’s brands and adversely affect the sales of those brands; increased costs or shortages of talent; disruption to production facilities, business service centres or information systems and change programs may not deliver the benefits intended; movements in the value of Diageo’s pension funds, fluctuations in exchange rates and interest rates; failure to maintain or renegotiate distribution, supply, manufacturing and licence agreements on favourable terms; inability to protect Diageo’s intellectual property rights; and difficulty in effecting service of US process and enforcing US legal process against the directors of Diageo.

Cautionary statement concerning forward-looking statements

This document contains ‘forward-looking’ statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of Diageo's strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation, anticipated deficit reductions in relation to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control.

These factors include, but are not limited to:

•	changes in political or economic conditions in countries and markets in which Diageo operates, including changes in levels of consumer spending, failure of customer, supplier and financial counterparties or imposition of import, investment or currency restrictions;
•	changes in consumer preferences and tastes, demographic trends or perceptions about health related issues, or contamination, counterfeiting or other circumstances which could harm the integrity or sales of Diageo’s brands;
•	developments in any litigation or other similar proceedings (including with tax, customs and other regulatory authorities) directed at the drinks and spirits industry generally or at Diageo in particular, or the impact of a product recall or product liability claim on Diageo’s profitability or reputation;
•	the effects of climate change and regulations and other measures to address climate change including any resulting impact on the cost and supply of water;
•	changes in the cost or supply of raw materials, labour and/or energy;
•	legal and regulatory developments, including changes in regulations regarding production, product liability, distribution, importation, labelling, packaging, consumption or advertising; changes in tax law, rates or requirements (including with respect to the impact of excise tax increases) or accounting standards; and changes in environmental laws, health regulations and the laws governing labour and pensions;

46

•	the costs associated with monitoring and maintaining compliance with anti-corruption and other laws and regulations, and the costs associated with investigating alleged breaches of internal policies, laws or regulations, whether initiated internally or by external regulators, and any penalties or fines imposed as a result of any breaches;
•	ability to maintain Diageo’s brand image and corporate reputation, and exposure to adverse publicity, whether or not justified, and any resulting impacts on Diageo’s reputation and the likelihood that consumers choose products offered by Diageo’s competitors;
•	increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;
•	the effects of Diageo’s strategic focus on premium drinks, the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or costs savings;
•	Diageo’s ability to complete existing or future business combinations, restructuring programmes, acquisitions and disposals;
•	contamination, counterfeiting or other events that could adversely affect the perception of Diageo’s brands;
•	increased costs or shortages of talent;
•	disruption to production facilities or business service centres, and systems change programmes, existing or future, and the ability to derive expected benefits from such programmes;
•	changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations and changes in the cost of capital, which may reduce or eliminate Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results and movements to the value of Diageo’s pension funds;
•	renewal of supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms when they expire;
•	technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and by the ‘Risk factors’ section above. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the US Securities and Exchange Commission (SEC). All readers, wherever located, should take note of these disclosures.

This document includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2014.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document includes information about Diageo’s target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

47

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The responsibility statement set out below has been prepared in connection with (and will be set out in) the Annual Report for the year ended 30 June 2014, which will be published on 12 August 2014 (and which can be found thereafter at www.diageo.com).

Each of the directors of Diageo plc confirms,”to the best of his or her knowledge, that:

•	the Annual Report for the year ended 30 June 2014, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the group’s performance, business model and strategy;

•	the consolidated financial statements contained in the Annual Report for the year ended 30 June 2014, which have been prepared in accordance with IFRS as issued by the IASB and as adopted for use in the EU, give a true and fair view of the assets, liabilities, financial position and profit of the group; and

•	the management report represented by the directors’ report contained in the Annual Report for the year ended 30 June 2014 includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that the group faces.”

The directors of Diageo plc are as follows: Dr Franz B Humer (Chairman), Ivan Menezes (Chief Executive), Deirdre Mahlan (Chief Financial Officer), Lord Davies of Abersoch (Senior Non-Executive Director and Chairman of the Remuneration Committee), Philip G Scott (Non-Executive Director and Chairman of the Audit Committee) and Non-Executive Directors: Peggy B Bruzelius, Laurence M Danon, Betsy D Holden, Ho KwonPing.

48

Diageo will release its preliminary results for the year ended 30 June 2014 on Thursday 31 July 2014.

Webcast, Presentation Slides and Transcript

At 08.00 (UK time) on Thursday 31 July, Ivan Menezes, Chief Executive Officer and Deirdre Mahlan, Chief Financial Officer will present Diageo’s preliminary results as a webcast. This will be available to view at www.diageo.com. The presentation slides and transcript will also be available to download from www.diageo.com at 08.00 (UK time).

Webcast via Conference Call Facility

If you wish to listen to the presentation via the conference call facility rather than view it, then please use the live Q&A session dial-in details below at 08.00 (UK time).

Live Q&A Session

At 09.30 (UK time), Ivan and Deirdre will host a live Q&A session. To participate, please use the following dial-in numbers:

UK and International Toll - +44 (0)20 3139 4830

UK Toll Free - 0808 237 0030

USA Toll - +1 718 873 9077

USA Toll Free - +1 866 928 7517

Germany Toll - +49 (0)30 221 510 067

Singapore Toll - +65 630 77610

Please quote confirmation code: 73996733#

Please allow sufficient time to register with the operator before the start of both the webcast via conference call and the live Q&A sessions.

A transcript of the Q&A session will be available for download on 1 August at www.diageo.com.

Conference Call Session Replay

The Q&A session will also be available on instant replay shortly after the call and will run until midnight on 14 August. Please use the following dial-in numbers:

UK and International Toll - +44 (0)20 3426 2807

UK Toll Free - 0808 237 0026

USA Toll Free - +1 866 535 8030

Germany Toll - +49 (0)692 222 33985

Singapore Toll - +65 642 98334

Please quote confirmation code: 649354#

Investor enquiries to:	Catherine James	+44 (0) 20 8978 2272
	Pier Falcione	+44 (0) 20 8978 4838
	Angela Ryker Gallagher	+44 (0) 20 8978 4911
	Colette Wright	+44 (0) 20 8978 1380
investor.relations@diageo.com

Media enquiries to:	James Crampton	+44 (0) 20 8978 4613
	Kirsty King	+44 (0) 20 8978 6855
	Victoria Ward	+44 (0) 20 8978 4353
press.office@diageo.com

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	15:13 31-Jul-2014
Number	41513-1560

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,221,154 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes

241,988,682Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,512,232,472 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

V Cooper

Senior Company Secretarial Assistant

31 July 2014